   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 19, 1998

                                                              FILE NO. 333-
                                                               FILE NO. 811-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          / /
                       PRE-EFFECTIVE AMENDMENT NO. _____                     / /
                          POST-EFFECTIVE AMENDMENT NO.                       / /

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940      / /

                                 AMENDMENT NO.                               / /
                            ------------------------

                      FARM BUREAU LIFE ANNUITY ACCOUNT II
                           (Exact Name of Registrant)

                       FARM BUREAU LIFE INSURANCE COMPANY
                              (Name of Depositor)

                             5400 University Avenue
                          West Des Moines, Iowa 50266
              (Address of Depositor's Principal Executive Offices)
                  Depositor's Telephone Number: 1-800-247-4170

                            ------------------------

                           STEPHEN M. MORAIN, ESQUIRE
                             5400 University Avenue
                          West Des Moines, Iowa 50266
               (Name and Address of Agent for Service of Process)

                            ------------------------

                                    COPY TO:
                            STEPHEN E. ROTH, ESQUIRE
                        Sutherland, Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                          Washington, D.C. 20004-2404
                            ------------------------

    Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.
    Securities  being  offered:  Flexible  Premium  Deferred  Variable   Annuity
Contracts
    The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             CROSS REFERENCE SHEET

                      PURSUANT TO RULES 481(a) AND 495(a)

Showing location in Part A (prospectus) and Part B (statement of additional information) of registration statement of information required by Form N-4

PART A

ITEM OF FORM N-4                                                          PROSPECTUS CAPTION
-----------------------------------------  --------------------------------------------------------------------------------
  1.  Cover Page.........................  Cover Page
  2.  Definitions........................  Definitions
  3.  Synopsis...........................  Expense Tables; Summary
  4.  Condensed Financial Information....  Yields and Total Returns
  5.  General
      (a) Depositor......................  Farm Bureau Life Insurance Company, FBL Financial Group, Inc.
      (b) Registrant.....................  Farm Bureau Life Annuity Account II
      (c) Portfolio Company..............  Investment Options
      (d) Fund Prospectus................  Investment Options
      (e) Voting Rights..................  Voting Rights
      (f) Administrators.................  N/A
  6.  Deductions and Expenses
      (a) General........................  Charges and Deductions; Summary
      (b) Sales Load %...................  Charges and Deductions; Summary
      (c) Special Purchase Plan..........  N/A
      (d) Commissions....................  Distribution of the Contracts
      (e) Expenses -- Registrant.........  Charges and Deductions; Summary
      (f) Fund Expenses..................  Investment Options; Charges and Deductions
      (g) Organizational Expenses........  N/A
  7.  Contracts
      (a) Persons with Rights............  Summary; Addition, Deletion or Substitution of Investments; Description of
                                           Annuity Contract; Payment Options; Voting Rights
      (b)  (i) Allocation of Purchase
            Payments.....................  Summary; Premiums; Free-Look Period; Allocation of Premiums
      (ii) Transfers.....................  Summary; Transfer Privilege
      (iii) Exchanges....................  Transfers, Assignments or Exchanges of a Contract
      (c) Changes........................  Additions, Deletions or Substitutions of Investments; Description of Annuity
                                           Contract; Modification;
      (d) Inquiries......................  Cover page; Inquiries
  8.  Annuity Period.....................  Summary; Payment Options
  9.  Death Benefit......................  Death Benefit Before the Retirement Date; Death Benefit After the Retirement
                                           Date
 10.  Purchases and Contract Value
      (a) Purchases......................  Summary; Issuance of a Contract; Premiums; Free Look Period; Allocation of
                                           Premiums; Variable Cash Value;
      (b) Valuation......................  Definitions; Variable Cash Value;
      (c) Daily Calculation..............  Definitions; Variable Cash Value;
      (d) Underwriter....................  Issuance of a Contract; Distribution of the Contracts
 11.  Redemptions
      (a) -- By Owners...................  Summary; Transfer Privilege; Surrenders and Partial Surrenders; Proceeds on the
                                           Retirement Date; Payments; Payment Options; Federal Tax Matters
      -- By Annuitant....................  Summary; Transfer Privilege; Surrenders and Partial Surrenders; Proceeds on the
                                           Retirement Date; Payments; Payment Options; Federal Tax Matters
      (b) Taxes ORP......................  N/A
      (c) Check Delay....................  Payments
      (d) Lapse..........................  N/A
      (e) Free Look......................  Summary; Free Look Period
 12.  Taxes..............................  Summary; Federal Tax Matters

VARIABLE ANNUITY
July  , 1998

Prospectus for:

Flexible Premium Deferred Variable
Annuity Contracts

issued by
Farm Bureau Life
Insurance Company
--------------------

Call Toll-Free
1-800-247-4170
     225-5846 (Des Moines)

   [LOGO]

PROSPECTUS
--------------------------------------------------------------------------------

Farm Bureau Life Annuity Account II
Individual Flexible Premium Deferred
Variable Annuity Contract

--------------------------------------------------------------------------------

                            This Prospectus describes the individual flexible premium deferred variable annuity contract (the "Contract") being offered by Farm Bureau Life Insurance Company (the "Company"). The Contract may be sold to or in connection with retirement plans, including those that qualify for special federal tax treatment under the Internal Revenue Code.

                            Premiums and accumulated values are allocated, as designated by the owner, to one or more of the subaccounts of the Farm Bureau Life Annuity Account II (the "Account"), the Declared Interest Option, or both. The assets of each Subaccount will be invested solely in shares of the corresponding Investment Options of EquiTrust Variable Insurance Series Fund:
                                               ;              :               or
                                         :                                     .
                            [Information on additional Investment Options to be provided by amendment.] The accompanying prospectus for each Fund describes the investment objectives and attendant risks of each Investment Option. The accumulated value of the Contracts prior to the retirement date, except for amounts in the Declared Interest Option, will vary according to the investment performance of each Investment Option in which the selected Subaccounts are invested. THE OWNER BEARS THE ENTIRE INVESTMENT RISK ON AMOUNTS ALLOCATED TO THE ACCOUNT.

                            This Prospectus sets forth basic information about the Contract and the Account that a prospective investor should know before investing. Additional information about the Contract and the Account is contained in the Statement of Additional Information, which has been filed with the Securities and Exchange Commission. The Statement of Additional Information is dated the same as this Prospectus and is incorporated herein by reference. The table of contents for the Statement of Additional Information is on page of this Prospectus. You may obtain a copy of the Statement of Additional Information free of charge by writing or calling the Company at the address or phone number shown below.
--------------------------------------------------------------------------------

                            PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. THIS PROSPECTUS MUST BE ACCOMPANIED OR PRECEDED BY A CURRENT PROSPECTUS FOR EACH FUND'S INVESTMENT OPTIONS.

                            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                            Issued By

                            Farm Bureau Life Insurance Company
                       5400 University Avenue

West Des Moines, Iowa 50266
1-800-247-4170
                       515-225-5846

                         THE DATE OF THIS PROSPECTUS IS
                                 JULY   , 1998

--------------------------------------------------------------------------------
                            TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            PAGE

DEFINITIONS................................................................    3

--------------------------------------------------------------------------------

EXPENSE TABLES.............................................................    4

--------------------------------------------------------------------------------

SUMMARY....................................................................    6

--------------------------------------------------------------------------------

THE COMPANY, ACCOUNT AND INVESTMENT OPTIONS................................    7

           Farm Bureau Life Insurance Company..............................    7

           Iowa Farm Bureau Federation.....................................    7

           Farm Bureau Life Annuity Account II.............................    7

           Investment Options..............................................    8

           Addition, Deletion or Substitution of Investments...............   10

--------------------------------------------------------------------------------

DESCRIPTION OF ANNUITY CONTRACT............................................   10

           Issuance of a Contract..........................................   10

           Premiums........................................................   10

           Free-Look Period................................................   11

           Allocation of Premiums..........................................   11

           Variable Accumulated Value......................................   11

           Transfer Privilege..............................................   12

           Partial Withdrawals and Surrenders..............................   12

           Special Transfer and Withdrawal Options.........................   13

           Death Benefit Before the Retirement Date........................   13

           Death Benefit After the Retirement Date.........................   14

           Proceeds on the Retirement Date.................................   14

           Payments........................................................   15

           Modification....................................................   15

           Reports to Owners...............................................   15

           Inquiries.......................................................   15

--------------------------------------------------------------------------------

THE DECLARED INTEREST OPTION...............................................   16

           Minimum Guaranteed and Current Interest Rates...................   16

           Transfers From Declared Interest Option.........................   16

           Payment Deferral................................................   17

--------------------------------------------------------------------------------

CHARGES AND DEDUCTIONS.....................................................   17

           Surrender Charge (Contingent Deferred Sales Charge).............   17

           Annual Administrative Charge....................................   18

           Transfer Processing Fee.........................................   18

           Mortality and Expense Risk Charge...............................   18

           Investment Option Expenses......................................   18

           Premium Taxes...................................................   18

           Other Taxes.....................................................   18

--------------------------------------------------------------------------------

PAYMENT OPTIONS............................................................   19

           Election of Options.............................................   19

           Description of Options..........................................   19

--------------------------------------------------------------------------------

YIELDS AND TOTAL RETURNS...................................................   20

--------------------------------------------------------------------------------

FEDERAL TAX MATTERS........................................................   21

           Introduction....................................................   21

           Tax Status of the Contract......................................   22

           Taxation of Annuities...........................................   23

           Transfers, Assignments or Exchanges of a Contract...............   25

           Withholding.....................................................   25

           Multiple Contracts..............................................   25

           Taxation of Qualified Plans.....................................   25

           Possible Charge for the Company's Taxes.........................   26

           Other Tax Consequences..........................................   27

--------------------------------------------------------------------------------

DISTRIBUTION OF THE CONTRACTS..............................................   27

--------------------------------------------------------------------------------

LEGAL PROCEEDINGS..........................................................   27

--------------------------------------------------------------------------------

VOTING RIGHTS..............................................................   27

--------------------------------------------------------------------------------

FINANCIAL STATEMENTS.......................................................   28

--------------------------------------------------------------------------------

STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS......................   29

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                            DEFINITIONS
--------------------------------------------------------------------------------

ACCOUNT..................  Farm Bureau Life Annuity Account II.
ACCUMULATED VALUE........  The  total amount invested  under the Contract. It is the sum of the  values of the Contract in  each
                           Subaccount  of the  Account plus the  value of the
                           Contract in the Declared Interest Option.
ANNUITANT................  The  person  or  persons  whose  life  (or  lives)
                           determines  the annuity benefits payable under the
                           Contract and  whose  death  determines  the  death
                           benefit.
BENEFICIARY..............  The  person to  whom the  proceeds payable  on the death of the owner/annuitant will be paid.
BUSINESS DAY.............  Each day that the New York Stock Exchange is  open for  trading, except  the day  after Thanksgiving,
                           the Thursday before  Christmas (in  1998) and  any
                           day  on which the Home Office is closed because of
                           a weather-related or comparable type of  emergency
                           and  is unable to  segregate orders and redemption
                           requests received on that day.
THE CODE.................  The Internal Revenue Code of 1986, as amended.
CONTRACT ANNIVERSARY.....  Same date in  each Contract Year  as the  Contract
                           Date.
CONTRACT DATE............  The date on which a properly completed application is  received by the Company at the Home Office. It
                           is the  date set  forth on  the data  page of  the
                           Contract which is used to determine Contract Years
                           and Contract Anniversaries.
CONTRACT YEAR............  A  twelve-month period  beginning on  the Contract
                           Date or on a Contract Anniversary.
DECLARED INTEREST          An investment option under the Contract funded  by
 OPTION..................  the  Company's General Account. It is not part of, nor dependent upon, the investment performance  of
                           the Account.
DUE PROOF OF DEATH.......  Proof  of death satisfactory  to the Company. Such proof may consist of  the following if  acceptable
                           to the Company:
                           (a)  a certified copy of the death certificate;
                           (b)  a certified copy of a court decree reciting a
                           finding of death; or
                           (c)  any other proof satisfactory to the Company.
FUND.....................  An   open-end  diversified  management  investment
                           company in which the Account invests.
GENERAL ACCOUNT..........  The  assets  of  the  Company  other  than   those
                           allocated  to  the Account  or any  other separate
                           account of the Company.
HOME OFFICE..............  The principal  offices  of  the  Company  at  5400
                           University Avenue, West Des Moines, Iowa 50266.
INVESTMENT OPTION........  A separate investment portfolio of a Fund.
NET ACCUMULATED VALUE....  The   accumulated   value   less   any  applicable
                           surrender charge.
NON-QUALIFIED CONTRACT...  A Contract that is not a "Qualified Contract."
OWNER....................  The person  who  owns  the  Contract  and  who  is entitled  to  exercise all  rights  and privileges
                           provided in the Contract.
QUALIFIED CONTRACT.......  A Contract that is issued in connection with plans
                           that  qualify  for  special  federal  income   tax
                           treatment under Sections 401, 403(b) or 408 of the
                           Code.
RETIREMENT DATE..........  The  date  when  the  accumulated  value  will  be applied under a payment  option, if the  annuitant
                           is still living.
SEC......................  U.S. Securities and Exchange Commission.
SUBACCOUNT...............  A  subdivision of the Account, the assets of which are invested in a corresponding Investment Option.
VALUATION PERIOD.........  The period that  starts at the  close of  business
                           (3:00  p.m. central time) on  one Business Day and
                           ends  at  the  close  of  business  on  the   next
                           succeeding Business Day.
WRITTEN NOTICE...........  A written request or notice in a form satisfactory to  the Company which  is signed by  the owner and
                           received at the Home Office.

--------------------------------------------------------------------------------
                                EXPENSE TABLES
--------------------------------------------------------------------------------

The following expense information assumes that the entire accumulated value is variable accumulated value.

OWNER TRANSACTION EXPENSES
  Sales Charge Imposed on Premiums................  None
  Surrender Charge (contingent deferred sales
   charge) as a percentage of the amount
   surrendered

CONTRACT YEAR*        SURRENDER CHARGE
--------------------  -----------------
1...................          6%
2...................          5
3...................          4
4...................          3
5...................          2
6...................          1
7 and After.........          0

  * After the first Contract Year, the owner may make partial withdrawals of up to 10% of the accumulated value on the most recent Contract Anniversary without incurring a surrender charge. If the Contract is subsequently surrendered during the Contract Year, a surrender charge will be applied to the partial withdrawals taken. The amount that may be withdrawn without incurring a surrender charge is NOT cumulative from Contract Year to Contract Year.

  Transfer Processing Fee.........................  None*

  * The Company does not charge a fee for the first twelve transfers in a Contract Year. The Company may charge $25 for each subsequent transfer in a Contract Year.

ANNUAL ADMINISTRATIVE CHARGE......................  $ 30

ACCOUNT ANNUAL EXPENSES (as a percentage of
 average net assets)
  Mortality and Expense Risk Charge...............     1.40%
  Other Account Expenses..........................  None
    Total Account Expenses........................     1.40%

ANNUAL INVESTMENT OPTION EXPENSES (as a percentage of average net assets)

                                                    ADVISORY     OTHER      TOTAL
INVESTMENT OPTION                                      FEE     EXPENSES   EXPENSES
--------------------------------------------------  ---------  ---------  ---------
EquiTrust Variable Insurance Series Fund
  Value Growth....................................
  High Grade Bond.................................
  High Yield Bond.................................
  Blue Chip.......................................
  Money Market....................................

                  ................................
                  ................................
        ..........................................

                            The above tables are intended to assist the owner of a Contract in understanding the costs and expenses that he or she will bear directly or indirectly. The tables reflect the expenses for the Account based on the actual expenses for each Investment Option for the 1997 fiscal year. For a more complete description of the various costs and expenses see "Charges and Deductions" and the prospectus for each Investment Option which accompany this Prospectus.

EXAMPLES: An owner would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets:

    1. If the Contract is surrendered or is annuitized at the end of the applicable time period:

                                                              3       5       10
SUBACCOUNT                                          1 YEAR  YEARS   YEARS    YEARS
--------------------------------------------------  ------  ------  ------  -------
Value Growth......................................
High Grade Bond...................................
High Yield Bond...................................
Money Market......................................
Blue Chip.........................................
                ..................................
                ..................................
      ............................................
        ..........................................
             .....................................
                 .................................
             .....................................
                    ..............................

    2. If the Contract is not surrendered or annuitized at the end of the applicable time period:

                                                              3       5       10
SUBACCOUNT                                          1 YEAR  YEARS   YEARS    YEARS
--------------------------------------------------  ------  ------  ------  -------
Value Growth......................................
High Grade Bond...................................
High Yield Bond...................................
Money Market......................................
Blue Chip.........................................
                ..................................
                ..................................
      ............................................
        ..........................................
             .....................................
                 .................................
             .....................................
                    ..............................

                            The examples provided above assume that no transfer charges or premium taxes have been assessed. The examples also assume that the annual administrative charge is $30 and that the accumulated value per contract is $10,000, which translates the administrative charge into an assumed .30% charge for the purposes of the examples based on a $1,000 investment.

                            THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. THE ASSUMED 5% ANNUAL RATE OF RETURN IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURNS, WHICH MAY BE GREATER OR LESS THAN THIS ASSUMED RATE.

                            [Information and footnotes on additional Investment Options to be provided by amendment.]

--------------------------------------------------------------------------------
                            SUMMARY
--------------------------------------------------------------------------------
THE CONTRACT                ISSUANCE OF  A CONTRACT.  Contracts may  be sold  in
                            connection with retirement plans which may or may not qualify for special federal tax treatment under the Code. There is no maximum age for owners on the Contract date. (See "Issuance of a Contract.")

                            FREE-LOOK PERIOD. The owner has the right to return the Contract within 20 days after he or she receives it. The returned Contract will become void. The Company will return to the owner an amount equal to the greater of the premiums paid or the accumulated value on the date the returned Contract is received at the Home Office plus administrative charges and charges deducted from the Account. (See "Free-Look Period.")

                            PREMIUMS. The minimum amount which the Company will accept as an initial premium is $1,000. Subsequent premiums of not less than $50 may be paid under the Contract. (See "Premiums.")

                            ALLOCATION OF PREMIUMS. Premiums under a Contract will be allocated, as designated by the owner, to one or more Subaccounts, the Declared Interest Option, or both. The initial premium will be allocated to the Money Market Subaccount for a 10-day period following the Contract date. At the end of that period, the amount in the Money Market Subaccount will be allocated among the Subaccounts and the Declared Interest Option in accordance with the owner's percentage allocation in the application. The assets of each Subaccount will be invested solely in a corresponding Investment Option. The accumulated value, except for amounts in the Declared Interest Option, will vary according to the investment performance of the Investment Option in which the selected Subaccounts are invested. Interest will be credited to amounts in the Declared Interest Option at a guaranteed minimum rate of 3% per year, or a higher current interest rate declared by the Company. (See "Allocation of Premiums.")

                            TRANSFERS. On or before the retirement date, the owner may transfer all or part of the amount in a Subaccount or the Declared Interest Option to another Subaccount or the Declared Interest Option subject to certain restrictions.

                            The total amount transferred each time must be at least $100 or the entire amount in the Subaccount, if less. Transfers out of the Declared Interest Option must be for no more than 25% of the accumulated value in that option. No fee is currently charged for the first twelve transfers during a Contract year, but the Company may assess a transfer processing fee of $25 for each subsequent transfer during a Contract year. (See "Transfer Privilege.")

                            PARTIAL WITHDRAWAL. Upon written notice at any time before the retirement date, the owner may withdraw part of the accumulated surrender value subject to certain limitations. (See "Partial Withdrawals.")

                            SURRENDER. Upon written notice received on or before
                            the retirement  date, the  owner may  surrender  the
                            Contract and receive its net accumulated value. (See
                            "Surrender.")
--------------------------------------------------------------------------------
CHARGES AND DEDUCTIONS      The  following charges  and deductions  are assessed
                            under the Contract:

                            SURRENDER CHARGE (CONTINGENT DEFERRED SALES CHARGE). No charge for sales expense is deducted from premiums at the time premiums are paid. However, if a Contract has not been in force for six full Contract years, upon surrender, partial withdrawal or the application of the accumulated value to certain payment options under certain circumstances, a surrender charge is deducted from the amount surrendered, withdrawn or from the remaining accumulated value.

                            For the first Contract year, the charge is 6% of the amount surrendered. Thereafter, the surrender charge decreases by 1% each subsequent Contract year. In no event will the total surrender charge on any Contract exceed 8.5% of the total premiums paid under the Contract. (See "Charge for Partial Withdrawal or Surrender.")

                            Subject to certain restrictions, for partial withdrawals in each Contract year after the first Contract year, up to 10% of the accumulated value on the most recent Contract Anniversary may be withdrawn without a current surrender charge. If the Contract is subsequently surrendered during the Contract Year, a surrender charge will be applied to partial withdrawals taken. (See "Amounts Not Subject to Surrender Charge.") The surrender charge may be waived as provided in the Contracts. (See "Waiver of Surrender Charge.")

                            ANNUAL ADMINISTRATIVE CHARGE. On the Contract date and on each Contract anniversary prior to the retirement date, the Company deducts an annual administrative charge of $30 from the accumulated value. (See "Annual Administrative Charge.")

                            MORTALITY  AND  EXPENSE  RISK  CHARGE.  The  Company
                            deducts a daily mortality and expense risk charge to
                            compensate it  for  assuming certain  mortality  and
                            expense  risks.  The  charge  is  deducted  from the
                            assets of the  Account at  an annual  rate of  1.40%
                            (approximately  1.01% for  mortality risk  and 0.39%
                            for expense risks). (See "Mortality and Expense Risk
                            Charge.")
--------------------------------------------------------------------------------
ANNUITY PROVISIONS          On the retirement date, the accumulated value  (less
                            any  applicable  surrender charge)  will  be applied
                            under a payment option, unless the owner chooses  to
                            receive  the net  accumulated value  in a  lump sum.
                            Payments under these options do not depend upon  the
                            Account's performance. (See "Payment Options.")
--------------------------------------------------------------------------------
FEDERAL TAX MATTERS         Generally,  a  distribution (including  a surrender,
                            partial withdrawal  or  death benefit  payment)  may
                            result  in taxable income. In certain circumstances,
                            a 10% penalty tax may apply. For further  discussion
                            of  the  federal income  status of  variable annuity
                            contracts, see "Federal Tax Matters."
--------------------------------------------------------------------------------
                            THE COMPANY, ACCOUNT AND INVESTMENT OPTIONS
--------------------------------------------------------------------------------
FARM BUREAU LIFE INSURANCE COMPANY
                            The  Company  is  a  stock  life  insurance  company
                            incorporated  in the  State of  Iowa on  October 30,
                            1944. One hundred percent of the outstanding  voting
                            shares  of the  Company are  owned by  FBL Financial
                            Group, Inc. At December  31, 1997, Iowa Farm  Bureau
                            Federation  owned 66.36%  of the  outstanding voting
                            stock of FBL  Financial Group, Inc.  The Company  is
                            principally   engaged  in   the  offering   of  life
                            insurance  policies,  disability  income   insurance
                            policies and annuity contracts and is admitted to do
                            business   in  fifteen   states--Arizona,  Colorado,
                            Idaho, Iowa, Kansas,  Minnesota, Montana,  Nebraska,
                            New  Mexico, North  Dakota, Oklahoma,  South Dakota,
                            Utah, Wisconsin and  Wyoming. The principal  offices
                            of  the Company are at  5400 University Avenue, West
                            Des Moines, Iowa 50266.
--------------------------------------------------------------------------------
IOWA FARM BUREAU FEDERATION Iowa   Farm   Bureau    Federation   is   an    Iowa
                            not-for-profit corporation, the members of which are
                            county   Farm   Bureau   organizations   and   their
                            individual members. Iowa  Farm Bureau Federation  is
                            primarily  engaged,  through  various  divisions and
                            subsidiaries,  in  the  formulation,  analysis   and
                            promotion of programs (at local, state, national and
                            international  levels) that  are designed  to foster
                            the educational, social and economic advancement  of
                            its  members.  The  principal offices  of  Iowa Farm
                            Bureau Federation  are  at 5400  University  Avenue,
                            West Des Moines, Iowa 50266.
--------------------------------------------------------------------------------
FARM BUREAU LIFE ANNUITY ACCOUNT II
                            The Account was established by the Company as a separate account on January 6, 1998. The Account will receive and invest premiums paid under the Contracts. In addition, the Account may receive and invest premiums for any other variable annuity contracts issued in the future by the Company.

                            Although the assets in the Account are the property of the Company, the assets in the Account attributable to the Contracts are not chargeable with liabilities arising out of any other business which the Company may conduct. The assets of the Account are available to cover the general liabilities of the Company only to the extent that the Account's assets exceed its liabilities arising under the Contracts and any other contracts supported by the Account. The Company has the right to transfer to the general account any assets of the Account which are in excess of such reserves and other contract liabilities. All obligations arising under the Contracts are general corporate obligations of the Company.

                            The   Account  currently  is  divided  into  fifteen
                            Subaccounts  but   may,  in   the  future,   include
                            additional subaccounts. Each Subaccount invests exclusively in shares of a single corresponding Investment Option. Income and realized and unrealized gains or losses from the assets of each Subaccount are credited to or charged against that Subaccount without regard to income, gains or losses from any other Subaccount.

                            The Account has been registered as a unit investment
                            trust under the Investment Company Act of 1940  (the
                            "1940  Act") and meets the  definition of a separate
                            account   under   the   federal   securities   laws.
                            Registration   with  the   Securities  and  Exchange
                            Commission  does  not  involve  supervision  of  the
                            management  or investment  practices or  policies of
                            the Account or the Company  by the SEC. The  Account
                            is  also subject  to the laws  of the  State of Iowa
                            which regulate the operations of insurance companies
                            domiciled in Iowa.
--------------------------------------------------------------------------------
INVESTMENT OPTIONS          The Account  invests  in shares  of  the  Investment
                            Options.  The  Investment Options  currently include
                            the  Value   Growth  Portfolio,   High  Grade   Bond
                            Portfolio,  High Yield Bond  Portfolio, Money Market
                            Portfolio  and  Blue  Chip  Portfolio  of  EquiTrust
                            Variable Insurance Series Fund.
                                                   Portfolio,
                            Portfolio,        Portfolio,          Portfolio  and
                                               Portfolio  of                 and
                            the                     Portfolio,
                            Portfolio,                                Portfolio,
                                         Portfolio and                 Portfolio
                            of                                     . The Account
                            may,  in   the   future,  provide   for   additional
                            investment  options. Each Investment  Option has its
                            own investment objectives and the income and  losses
                            for   each  Investment  Option  will  be  determined
                            separately.

                            The investment objectives and policies of each Investment Option are summarized below. There is no assurance that any Investment Option will achieve its stated objectives. More detailed information, including a description of risks and expenses, may be found in the prospectus for each Investment Option, which must accompany or precede this
                            Prospectus and which should be read carefully and retained for future reference.

EQUITRUST VARIABLE INSURANCE SERIES FUND

    VALUE GROWTH PORTFOLIO. This Portfolio seeks long-term capital appreciation. The Portfolio pursues this objective by investing primarily in equity securities of companies that the investment adviser believes have a potential to earn a high return on capital and/or in equity securities that the investment adviser believes are undervalued by the market place. Such equity securities may include common stock, preferred stock and securities convertible or exchangeable into common stock.

    HIGH GRADE BOND PORTFOLIO. This Portfolio seeks as high a level of current income as is consistent with an investment in a high grade portfolio of debt securities. The Portfolio will pursue this objective by investing primarily in debt securities rated AAA, AA or A by Standard & Poor's or Aaa, Aa or A by Moody's Investors Service, Inc. and in securities issued or guaranteed by the United States government or its agencies or instrumentalities.

    HIGH YIELD BOND PORTFOLIO. This Portfolio seeks as a primary objective, as high a level of current income as is consistent with investment in a portfolio of fixed-income securities rated in the lower categories of established rating services. As a secondary objective, the Portfolio seeks capital appreciation when consistent with its primary objective. The Portfolio pursues these objectives by investing primarily in fixed-income securities rated Baa or lower by Moody's Investors Service, Inc. and/or BBB or lower by Standards & Poor's, or in unrated securities of comparable quality. AN INVESTMENT IN THIS PORTFOLIO MAY ENTAIL GREATER THAN ORDINARY FINANCIAL RISK. (See the Fund Prospectus "Principal Risk Factors--Special Considerations--High Yield Bonds.")

    MONEY MARKET PORTFOLIO. This Portfolio seeks maximum current income consistent with liquidity and stability of principal. The Portfolio will pursue this objective by investing in high quality short-term money market instruments. AN INVESTMENT IN THE MONEY MARKET PORTFOLIO IS NEITHER INSURED NOR GUARANTEED BY THE U .S. GOVERNMENT. THERE CAN BE NO ASSURANCE THAT THE MONEY MARKET PORTFOLIO WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE OF $1.00 PER SHARE.

    BLUE CHIP PORTFOLIO. This Portfolio seeks growth of capital and income. The Portfolio pursues this objective by investing primarily in common stocks of well-capitalized, established companies. Because this Portfolio may be invested heavily in particular stocks or industries, an investment in this Portfolio may entail relatively greater risk of loss.

                            EquiTrust Variable Insurance Series Fund currently sells shares only to the Account and to separate accounts of the Company supporting other variable life insurance policies and variable annuity contracts. EquiTrust Variable Insurance Series Fund may in the future sell shares to other separate accounts of the Company or its life insurance company affiliates supporting other variable products, or to variable life insurance and annuity separate accounts of insurance companies not affiliated with the Company. The other Funds currently sell shares: (a) to the Account as well as to separate accounts of insurance companies that may or may not be affiliated with the Company or each other; and (b) to separate accounts to serve as the underlying investment for both variable insurance policies and variable annuity contracts. The Company currently does not foresee any disadvantages to owners arising from the sale of shares to support variable annuity contracts and variable life insurance policies, or from shares being sold to separate accounts of insurance companies that may or may not be affiliated with the Company. However, the Company will monitor events in order to identify any material irreconcilable conflicts that might possibly arise. In the event of such a conflict, it would determine what action, if any, should be taken in response to the conflict. In addition, if the Company believes that a Fund's response to any such conflicts insufficiently protects owners, it will take appropriate action on its own, including withdrawing the Account's investment in that Fund. (See the Fund prospectuses for more detail.)

                            Each Fund is registered with the SEC as an open-end, diversified management investment company. Such registration does not involve supervision of the management or investment practices or policies of the Fund by the SEC.

                            [Additional information on Investment Options to be provided by amendment.]

--------------------------------------------------------------------------------
ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS
                            The Company reserves the right, subject to applicable law, to make additions to, deletions from or substitutions for the shares that are held in the Account or that the Account may purchase. If the shares of an Investment Option are no longer available for investment or if, in the Company's judgment, further investment in any Investment Option should become inappropriate in view of the purposes of the Account, the Company may redeem the shares, if any, of that Investment Option and substitute shares of another Investment Option. The Company will not substitute any shares attributable to a Contract's interest in a Subaccount without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.

                            The Company also reserves the right to establish additional subaccounts of the Account, each of which would invest in shares corresponding to an Investment Option or in shares of another investment company having a specified investment objective. The Company may, in its sole discretion, establish new subaccounts or eliminate or combine one or more Subaccounts if marketing needs, tax considerations or investment conditions warrant. Any new subaccounts may be made available to existing Contract owners on a basis to be determined by the Company. Subject to obtaining any approvals or consents required by applicable law, the assets of one or more Subaccounts may be transferred to any other Subaccount if, in the sole discretion of the Company, marketing, tax or investment conditions warrant.

                            In the event of any such substitution or change, the
                            Company  may, by appropriate endorsement, change the
                            Contract to reflect the  substitution or change.  If
                            the  Company deems it to be  in the best interest of
                            Contract owners and annuitants,  and subject to  any
                            approvals that may be required under applicable law,
                            the   Account  may  be   operated  as  a  management
                            investment company  under the  1940 Act,  it may  be
                            deregistered  under that  Act if  registration is no
                            longer required,  it  may  be  combined  with  other
                            Company  separate  accounts  or  its  assets  may be
                            transferred  to  another  separate  account  of  the
                            Company.   In  addition,   the  Company   may,  when
                            permitted by law, restrict  or eliminate any  voting
                            rights of owners or the persons who have such rights
                            under the Contracts.
--------------------------------------------------------------------------------
                            DESCRIPTION OF ANNUITY CONTRACT
--------------------------------------------------------------------------------
ISSUANCE OF A CONTRACT      In order to purchase a Contract, application must be
                            made    to   the   Company    through   a   licensed
                            representative  of  the  Company,  who  is  also   a
                            registered  representative  of  EquiTrust  Marketing
                            Services, Inc. ("EquiTrust Marketing") (formerly FBL
                            Marketing Services, Inc.), a broker-dealer having  a
                            selling  agreement  with  EquiTrust  Marketing  or a
                            broker-dealer having a  selling agreement with  such
                            broker/dealer.  The Contract  Date will  be the date
                            the properly  completed application  is received  by
                            the  Company at its Home Office. If this date is the
                            29th, 30th or 31st of  any month, the Contract  Date
                            will  be the  28th of  such month.  Contracts may be
                            sold to or in connection with retirement plans  that
                            do  not qualify for special tax treatment as well as
                            retirement  plans  that  qualify  for  special   tax
                            treatment  under the  Code. There is  no maximum age
                            for owners on the Contract date.
--------------------------------------------------------------------------------
PREMIUMS                    The minimum initial premium  which the Company  will
                            accept is $1,000. Subsequent premium payments may be paid at any time during the annuitant's lifetime and before the retirement date and must be for at least
                            $50.

                            At the time of application, a premium reminder notice schedule may be selected based on an annual, semi-annual or quarterly payment. The owner will receive a premium reminder notice at the specified interval. The owner may change the amount and schedule of the premium reminder notice. Also, under the Automatic Payment Plan, the owner can select a monthly payment schedule pursuant to which premium payments will be automatically deducted from a bank account or other source rather than being "billed." The Contract will not necessarily lapse even if premiums are not paid.
--------------------------------------------------------------------------------

FREE-LOOK PERIOD            The Contract  provides  for an  initial  "free-look"
                            period.  The  owner  has  the  right  to  return the
                            Contract within 20  days of receiving  it. When  the
                            Company  receives the returned  Contract at its Home
                            Office, it will  cancel the Contract  and refund  to
                            the  owner  an amount  equal to  the greater  of the
                            premiums paid under the Contract  or the sum of  the
                            accumulated  value  as  of  the  date  the  returned
                            Contract is  received by  the  Company at  its  Home
                            Office  plus the amount of the annual administration
                            charge and any charges deducted from the Account.
--------------------------------------------------------------------------------
ALLOCATION OF PREMIUMS      If  the  application  for  a  Contract  is  properly
                            completed  and is accompanied by all the information
                            necessary to process  it, including  payment of  the
                            initial   premium,  the  initial   premium  will  be
                            allocated to the Money Market Subaccount within two business days of receipt of such premium by the Company at its Home Office. If the application is not properly completed, the Company reserves the right to retain the premium for up to five business days while it attempts to complete the application.
                            If the application is not complete at the end of the 5-day period, the Company will inform the applicant of the reason for the delay and the initial premium will be returned immediately, unless the applicant specifically consents to the Company retaining the premium until the application is complete.

                            At the time of application, the owner selects how the initial premium is to be allocated among the Subaccounts and the Declared Interest Option. Any allocation must be for at least 10% of a premium payment and be in whole percentages.

                            The initial premium will be allocated to the Money Market Subaccount for a 10-day period following the Contract date. After the expiration of the 10-day period, the amount in the Money Market Subaccount will be allocated among the Subaccounts and the
                            Declared Interest Option in accordance with the owner's percentage allocation in the application. Any subsequent premiums will be allocated at the end of the valuation period in which the subsequent premium is received by the Company in the same manner, unless the allocation percentages are changed. Subsequent premiums will be allocated in accordance with the allocation schedule in effect at the time the premium payment is received. However, owners may direct individual payments to a specific Subaccount or the Declared Interest Option (or any combination thereof) without changing the existing allocation schedule.

                            The allocation schedule may be changed by the owner at any time by written notice. Changing the allocation schedule will not change the allocation of existing accumulated values among the Subaccounts or the Declared Interest Option.

                            The accumulated values allocated to a Subaccount will vary with that Subaccount's investment experience, and the owner bears the entire investment risk. Owners should periodically review their premium allocation schedule in light of market conditions and their overall financial objectives.
--------------------------------------------------------------------------------
VARIABLE ACCUMULATED VALUE  The variable  accumulated  value  will  reflect  the investment experience of the selected Subaccounts, any premiums paid, any surrenders or partial withdrawals, any transfers and any charges assessed in connection with the Contract. There is no guaranteed minimum variable accumulated value, and, because a Contract's variable accumulated value on any future date depends upon a number of variables, it cannot be predetermined.

CALCULATION OF VARIABLE ACCUMULATED VALUE. The variable accumulated value is determined at the end of each valuation period. The value will be the aggregate of the values attributable to the Contract in each of the Subaccounts, determined for each Subaccount by multiplying that Subaccount's unit value for the relevant valuation period by the number of Subaccount units allocated to the Contract.

DETERMINATION OF NUMBER OF UNITS. Any amounts allocated to the Subaccounts will be converted into Subaccount units. The number of units to be credited to a Contract is determined by dividing the dollar amount being allocated to a Subaccount by the unit value for that Subaccount at the end of the valuation period during which the amount was allocated. The number of units in any Subaccount will be increased at the end of the valuation period by any premiums allocated to the Subaccount during the current valuation period and by any amounts transferred to the Subaccount from another Subaccount or the Declared Interest Option during the current valuation period. The number of units in any Subaccount will be decreased at the end of the valuation period by any amounts transferred from that Subaccount to another Subaccount or the Declared Interest Option, any amounts withdrawn during the current valuation period, any surrender charge assessed upon a partial withdrawal or surrender and the annual administrative charge, if assessed during the current valuation period.

DETERMINATION OF UNIT VALUE. The unit value for each Subaccount's first valuation period is set at $10. The unit value for a Subaccount is calculated for each subsequent valuation period by dividing (a) by (b) where:

        (a) is the net result of:

           1. the value of the net assets in the Subaccount at the end of the preceding valuation period; plus

           2. the investment income, dividends and capital gains, realized or unrealized, credited to the Subaccount during the current valuation period; minus

           3. the capital losses, realized or unrealized, charged against the Subaccount during the current valuation period; minus

           4. any amount charged for taxes or any amount set aside during the valuation period as a provision for taxes attributable to the Subaccount; minus

           5. the daily amount charged for mortality and expense risks for each day of the current valuation period; and

        (b) the number of units outstanding at the end of the preceding valuation period.
--------------------------------------------------------------------------------
TRANSFER PRIVILEGE          Before  the retirement  date, an  owner may transfer
                            all or part of an amount in a Subaccount to  another
                            Subaccount  or the  Declared Interest  Option at any
                            time, or  transfer up  to 25%  of an  amount in  the
                            Declared Interest Option to one or more Subaccounts.
                            However,  if  a  transfer request  would  reduce the
                            amount in the Declared Interest Option below $1,000,
                            the owner may  transfer the entire  amount from  the
                            Declared   Interest  Option.  The  minimum  transfer
                            amount must be the lesser of $100 or the entire amount in that Subaccount or the Declared Interest
                            Option.

                            The transfer will be made as of the business day on or next following the day written notice requesting such transfer is received at the Home Office. There is no limit on the number of transfers that can be made among or between Subaccounts or the Declared Interest Option. (See "Transfers from Declared Interest Option.")

                            There is no charge for the first twelve transfers during a Contract Year. The Company may charge $25 for each subsequent transfer during a Contract Year. Unless paid in cash, the transfer processing fee will be deducted on a pro-rata basis from the Subaccounts or Declared Interest Option to which the transfer is made.

                            Transfers may be made based upon instructions given by telephone, provided the appropriate election has been made at the time of application or proper authorization is provided to the Company. The
                            Company reserves the right to suspend telephone transfer privileges at any time, for any class of Contracts, for any reason.
--------------------------------------------------------------------------------
PARTIAL WITHDRAWALS AND SURRENDERS

PARTIAL WITHDRAWALS. At any time before the retirement date, an owner may make a partial withdrawal of the accumulated value. The minimum amount which may be withdrawn is $500; the maximum amount is that which would leave the remaining accumulated value equal to or less than $2,000. A partial withdrawal request that would reduce the accumulated value to $2,000 or less will be treated as a full surrender of the Contract. The Company will withdraw the amount requested from the accumulated value as of the Business Day on or next following the day written notice requesting the partial withdrawal is received at the Home Office. Any applicable surrender charge will, at the election of the owner, be deducted from the remaining accumulated value or be deducted from the amount withdrawn. (See "Surrender Charge.")

                            The owner may specify the amount of the partial withdrawal to be made from certain Subaccounts or the Declared Interest Option. If the owner does not so specify, or if the amount in the designated Subaccount(s) or Declared Interest Option is inadequate to comply with the request, the partial withdrawal will be made from each

                            Subaccount and the Declared Interest Option based on the proportion that the value in such Subaccount bears to the total accumulated value on the date the request is received at the Home Office.

                            A partial withdrawal may have adverse federal income tax consequences, including a penalty tax. (See "Taxation of Annuities.")

SURRENDER. At any time before the retirement date, the owner may request a surrender of the contract for its net accumulated value. The net accumulated value will be determined as of the Business Day on or next following the date written notice requesting surrender and the Contract are received at the Home Office. The net accumulated value will be paid in a lump sum unless the owner requests payment under a payment option. A surrender may have adverse federal income tax consequences. (See "Taxation of Annuities.")

SURRENDER AND PARTIAL WITHDRAWAL RESTRICTIONS. The owner's right to make surrenders and partial withdrawals is subject to any restrictions imposed by applicable law or employee benefit plan.

RESTRICTIONS ON DISTRIBUTIONS FROM CERTAIN TYPES OF CONTRACTS. There are certain restrictions on surrenders and partial withdrawals of Contracts used as funding vehicles for Code Section 403(b) retirement plans. Section 403(b)(11) of the Code restricts the distribution under Section 403(b) annuity contracts of: (i) elective contributions made in years beginning after December 31, 1988; (ii) earnings on those contributions; and (iii) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distributions of those amounts may only occur upon the death of the employee, attainment of age 59 1/2, separation from service, disability or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.
--------------------------------------------------------------------------------
SPECIAL TRANSFER AND WITHDRAWAL OPTIONS

DOLLAR COST AVERAGING. Dollar Cost Averaging is a special type of automatic transfer. Under this option, an owner may periodically transfer a specified amount in a Subaccount or the Declared Interest Option to another Subaccount or the Declared Interest Option.

SYSTEMATIC WITHDRAWALS. The Systematic Withdrawal option allows for automatic partial withdrawals. Under this option, specified amounts may be periodically withdrawn from the Contract's accumulated value. The owner may specify the allocation of the withdrawals among the Subaccounts and Declared Interest Option.

                            The use of Dollar Cost Averaging and Systematic Withdrawals are subject to all the same provisions and limitations as regular transfers and regular partial withdrawals described above. The Company prohibits the use of these two options at the same time.
--------------------------------------------------------------------------------
DEATH BENEFIT BEFORE THE RETIREMENT DATE
                            DEATH OF OWNER. If an owner dies prior to the retirement date, any surviving owner becomes the sole owner. If there is no surviving owner, the annuitant becomes the new owner unless the deceased owner was also the annuitant. If the sole deceased owner was also the annuitant, then the provisions relating to the death of an annuitant (described below) will govern unless the deceased owner was one of two joint annuitants. (In the latter event, the surviving annuitant becomes the owner.)

                            The following options are available to the sole surviving owners or new owners:

        1. If the owner is the spouse of the deceased owner, he or she may continue the Contract as the new owner.

        2.  If the owner is not the spouse of the deceased owner:

           (a) he or she may elect to receive the net accumulated value in a single sum within 5 years of the deceased owner's death; or

           (b) he or she may elect to receive the net accumulated value paid out under one of the annuity payment options.

                            Under either of these options, sole surviving owners or new owners may exercise all ownership rights and privileges from the date of the deceased owner's death until the date that the net accumulated value is paid.

                            DEATH OF AN ANNUITANT. If the annuitant dies before the retirement date, the Company will pay the death benefit under the Contract to the beneficiary. If there is no surviving beneficiary, the Company will pay the death benefit to the owner or the owner's estate. The death benefit is equal to the greater of the sum of the premiums paid less the sum of all partial withdrawal reductions (including applicable surrender charges), the accumulated value on the date the Company receives due proof of the annuitant's death, or the accumulated value on the most recent Contract Anniversary (plus subsequent premiums paid and less subsequent partial withdrawals) if the annuitant's age on the Contract Date was less than 76. If the annuitant's age on the Contract Date was 76 or older, the death benefit is equal to the greater of the sum of the premiums paid less the sum of all partial withdrawal reductions (including applicable surrender charges) as of the date the Company receives due proof of death, or the accumulated value as of the date the Company receives due proof of death.

                            A partial withdrawal reduction is defined as a) the death benefit times b) the amount of the partial withdrawal divided by c) the accumulated value immediately prior to withdrawal.

                            There is no death benefit payable if the annuitant dies after the retirement date. The death benefit will be paid to the beneficiary in a lump sum unless the owner or beneficiary elects a payment option.

                            If the annuitant who is also the the owner dies, the provisions described immediately above apply except that the beneficiary may only apply the death benefit payment to an annuity payment option if:

        1. payments under the option begin within 1 year of the annuitant's death; and

        2. payments under the option are payable over the beneficiary's life or over a period not greater than the beneficiary's life expectancy.

                            If the owner's spouse is the designated beneficiary, the Contract may be continued with such surviving spouse as the new owner.
--------------------------------------------------------------------------------
DEATH BENEFIT AFTER THE RETIREMENT DATE
                            If an owner dies on or after the retirement date, any surviving owner becomes the sole owner. If there is no surviving owner, the payee receiving annuity payments becomes the new owner. Such owners will have the rights of owners during the annuity period, including the right to name successor payees if the deceased owner had not previously done so.

                            Other rules may apply to a Qualified Contract.
--------------------------------------------------------------------------------
PROCEEDS ON THE RETIREMENT DATE
                            The retirement date is selected by the owner. For Non-Qualified Contracts, the retirement date may not be after the later of the annuitant's age 70 or 10 years after the Contract date. For Qualified Contracts, the retirement date must be no later than the annuitant's age 70 1/2 or such other date as meets the requirements of the Code.

                            On the retirement date, the proceeds will be applied under the life income annuity payment option with ten years guaranteed, unless the owner chooses to have the proceeds paid under another payment option or in a lump sum. (See "Payment Options.") If a payment option is elected, the amount that will be applied is the accumulated value less any applicable surrender charge. If a lump sum payment is chosen, the amount paid will be the net accumulated value on the retirement date.

                            The retirement date may be changed subject to these limitations: the owner's written notice must be received at the Home Office at least 30 days before the current retirement date; the requested retirement date must be a date that is at least 30 days after receipt of the written notice; and the requested retirement date must be no later than the annuitant's 70th birthday or any earlier date required by law.
--------------------------------------------------------------------------------
PAYMENTS

                            Any surrender, partial withdrawal or death benefit will usually be paid within seven days of receipt of a written request, any information or documentation reasonably necessary to process the request and, in the case of a death benefit, receipt and filing of due proof of death. However, payments may be postponed if:

        1. the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on the exchange is restricted as determined by the SEC; or

        2. the SEC permits by an order the postponement for the protection of owners; or

        3. the SEC determines that an emergency exists that would make the disposal of securities held in the Account or the determination of the value of the Account's net assets not reasonably practicable.

                            If a recent check or draft has been submitted, the Company has the right to delay payment until it has assured itself that the check or draft has been honored.

                            The  Company has the  right to defer  payment of any
                            surrender, partial withdrawal  or transfer from  the
                            Declared  Interest Option for up  to six months from
                            the date of  receipt of  written notice  for such  a
                            surrender, withdrawal or transfer. If payment is not
                            made  within 30 days  after receipt of documentation
                            necessary  to  complete  the  transaction,  or  such
                            shorter   period   as  required   by   a  particular
                            jurisdiction, interest will be  added to the  amount
                            paid from the date of receipt of documentation at 3%
                            or such higher rate required for a particular state.
--------------------------------------------------------------------------------
MODIFICATION                Upon notice to the owner, the Company may modify the
                            Contract if:

        1. necessary to make the Contract or the Account comply with any law or regulation issued by a governmental agency to which the Company is subject; or

        2. necessary to assure continued qualification of the Contract under the Code or other federal or state laws relating to retirement annuities or variable annuity contracts; or

        3.  necessary to reflect a change in the operation of the Account; or

        4.    the   modification  provides  additional   Account  and/or   fixed
    accumulation options.

                            In the event of most such modifications, the Company
                            will make appropriate endorsement to the Contract.
--------------------------------------------------------------------------------
REPORTS TO OWNERS           At  least annually,  the Company  will mail  to each
                            owner, at such owner's last known address of record,
                            a report containing the accumulated value (including
                            the accumulated  value in  each Subaccount  and  the
                            Declared  Interest Option) of the Contract, premiums
                            paid and  charges deducted  since the  last  report,
                            partial  withdrawals made since  the last report and
                            any further information  required by any  applicable
                            law or regulation.
--------------------------------------------------------------------------------
INQUIRIES                   Inquiries  regarding  a  Contract  may  be  made  by
                            writing to the Company at its Home Office.
--------------------------------------------------------------------------------
                            THE DECLARED INTEREST OPTION
--------------------------------------------------------------------------------
                            An owner may  allocate some or  all of the  premiums
                            and transfer some or all of the accumulated value to
                            the  Declared Interest Option, which  is part of the
                            General Account and pays interest at declared  rates
                            guaranteed  for  each  Contract year  (subject  to a
                            minimum  guaranteed  interest   rate  of  3%).   The
                            principal, after deductions, is also guaranteed. The
                            Company's General Account supports its insurance and annuity obligations.

                            The Declared Interest Option has not been, and is not required to be, registered with the SEC under the Securities Act of 1933 (the "1933 Act"), and neither the Declared Interest Option nor the Company's General Account has been registered as an investment company under the 1940 Act. Therefore, neither the Company's General Account, the Declared Interest Option, nor any interests therein are generally subject to regulation under the 1933 Act or the 1940 Act. The disclosures relating to these accounts which are included in this Prospectus are for the owner's information and have not been reviewed by the SEC. However, such disclosures may be subject to certain generally applicable provisions of Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

                            The portion of the accumulated value allocated to the Declared Interest Option (the "Declared Interest Option accumulated value") will be credited with rates of interest, as described below. Since the Declared Interest Option is part of the General Account, the Company assumes the risk of investment gain or loss on this amount. All assets in the General Account are subject to the Company's general liabilities from business operations.
--------------------------------------------------------------------------------
MINIMUM GUARANTEED AND CURRENT INTEREST RATES
                            The  Declared   Interest   Option  cash   value   is
                            guaranteed to accumulate at a minimum effective annual interest rate of 3%. The Company intends to credit the Declared Interest Option accumulated value with current rates in excess of the minimum guarantee but is not obligated to do so. These current interest rates are influenced by, but do not necessarily correspond to, prevailing general market interest rates. Any interest credited on the amounts in the Declared Interest Option in excess of the minimum guaranteed rate of 3% per year will be determined in the sole discretion of the Company. The owner, therefore, assumes the risk that interest credited may not exceed the guaranteed rate.

                            From time to time, the Company establishes new current interest rates for the Declared Interest Option under the Contracts. The rate applicable for a particular Contract is the rate in effect on the most recent Contract anniversary. This rate remains unchanged for that Contract until the next Contract anniversary (i.e., for the entire Contract year). During each Contract year, the entire Declared Interest Option accumulated value (including amounts allocated or transferred to the Declared Interest Option during that year) is credited with the interest rate in effect for that Contract year. Once credited, interest becomes part of the Declared Interest Option accumulated value.

                            The Company reserves the right to change the method of crediting interest from time to time, provided that such changes do not have the effect of reducing the guaranteed rate of interest below 3% per annum or shorten the period for which the current interest rate applies to less than a Contract year (except for the year in which such amount is received or transferred).

CALCULATION OF DECLARED INTEREST OPTION ACCUMULATED VALUE. The Declared Interest Option accumulated value at any time is equal to amounts allocated and transferred to it, plus interest credited less amounts deducted, transferred or withdrawn.
--------------------------------------------------------------------------------
TRANSFERS FROM DECLARED INTEREST OPTION
                            An unlimited number of transfers are allowed from the Declared Interest Option to any or all of the Subaccounts in each Contract year. The amount transferred from the Declared Interest Option may not exceed 25% of the Declared Interest Option accumulated value on the date of transfer, unless the balance after the transfer would be less than $1,000, in which case the entire amount may be transferred.

--------------------------------------------------------------------------------
PAYMENT DEFERRAL            The  Company has the  right to defer  payment of any
                            surrender, partial withdrawal  or transfer from  the
                            Declared  Interest Option up to  six months from the
                            date of receipt of the written notice for  surrender
                            or transfer.
--------------------------------------------------------------------------------
                            CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------
SURRENDER CHARGE (CONTINGENT DEFERRED SALES CHARGE)
                            GENERAL.  No charge  for sales  expenses is deducted
                            from  premiums  at  the  time  premiums  are   paid.
                            However, within certain time limits described below,
                            a   surrender  charge   (contingent  deferred  sales
                            charge) is deducted from the accumulated value if  a
                            partial  withdrawal or surrender  is made before the
                            retirement  date.  Also,   as  described  below,   a
                            surrender   charge  may  be  deducted  from  amounts
                            applied to certain payment options.

                            In the event surrender charges are not sufficient to cover sales expenses, the loss will be borne by the Company; conversely, if the amount of such charges proves more than enough, the excess will be retained by the Company.

CHARGE FOR PARTIAL WITHDRAWAL OR SURRENDER. During the first six Contract years, if a partial withdrawal or surrender is made, the applicable surrender charge will be as follows:

                          CHARGE AS
CONTRACT YEAR IN        PERCENTAGE OF
WHICH SURRENDER            AMOUNT
OCCURS                   SURRENDERED
--------------------  -----------------
1...................          6%
2...................          5
3...................          4
4...................          3
5...................          2
6...................          1
7 and After.........          0

                            No  surrender  charge  is  deducted  if  the partial
                            withdrawal  or  surrender  occurs  after  six   full
                            Contract years.

                            In   no  event  will  the  total  surrender  charges
                            assessed under a Contract exceed 8.5% of the total premiums paid under that Contract.

                            If the Contract is being surrendered, the surrender charge is deducted from the accumulated value in determining the net accumulated value. For a partial withdrawal, the surrender charge may, at the election of the owner, be deducted from the accumulated value remaining after the amount requested is withdrawn or be deducted from the amount of the withdrawal requested.

AMOUNTS NOT SUBJECT TO SURRENDER CHARGE. For partial withdrawals in each Contract year after the first Contract year, up to 10% of the accumulated value on the most recent Contract Anniversary may be withdrawn without a current surrender charge. If the Contract is subsequently surrendered during the Contract Year, a surrender charge will be applied to partial withdrawals taken during that Contract Year, as well as to the amount surrendered.

                            Any amounts surrendered in excess of 10% of the accumulated value will be assessed a surrender charge. This right is not cumulative from Contract year to Contract year.

SURRENDER CHARGE AT THE RETIREMENT DATE. If any payment option is selected at the retirement date other than options 2-5 described below (see "Payment Options"), the surrender charge is assessed against the accumulated value applied to that option. If payment options 3 or 5 are selected, no surrender charge is assessed and if payment options 2 or 4 are selected, the surrender charge is applied by adding the fixed number of years for which payments will be made under the option to the number of Contract years since the Contract date and using this sum in the surrender charge table.

WAIVER OF SURRENDER CHARGE. Upon written notice from the owner before the retirement date, the surrender charge may be waived after the first Policy Year on any partial withdrawal or surrender if the annuitant is terminally ill as defined in the Contract, stays in a qualified nursing center for 90 days, or is required to satisfy Internal Revenue Code minimum distribution requirements.
--------------------------------------------------------------------------------
ANNUAL ADMINISTRATIVE CHARGEOn   the   Contract  date   and  on   each  Contract
                            anniversary  prior  to  the  retirement  date,   the
                            Company deducts from the accumulated value an annual
                            administrative charge of $30 to
                            reimburse it for administrative expenses relating to
                            the   Contract.  (If  the  Contract  date  falls  on
                            Thanksgiving, the Friday  following Thanksgiving  or
                            the   weekend  following  Thanksgiving,  the  annual
                            administrative  charge  will  be  deducted  on   the
                            preceding Business Day.) The charge will be deducted
                            from  each  Subaccount  and  the  Declared  Interest
                            Option based  on the  proportion that  the value  in
                            each  such Subaccount bears to the total accumulated
                            value. No  annual administrative  charge is  payable
                            during the annuity payment period.
--------------------------------------------------------------------------------
TRANSFER PROCESSING FEE     There  is no  charge for the  first twelve transfers
                            during a Contract Year.  The Company may charge  $25
                            for each subsequent transfer during a Contract year.
                            Unless  paid  in cash,  the transfer  processing fee
                            will be  deducted  on  a  pro-rata  basis  from  the
                            Subaccounts or Declared Interest Option to which the
                            transfer is made.
--------------------------------------------------------------------------------
MORTALITY AND EXPENSE RISK CHARGE
                            To compensate the Company for assuming mortality and
                            expense risks, the Company deducts a daily mortality
                            and  expense  risk  charge from  the  assets  of the
                            Account. The charge  is at an  annual rate of  1.40%
                            (daily rate of 0.0038091%) (approximately 1.01% for mortality risk and 0.39% for expense risk).

                            The mortality  risk  the  Company  assumes  is  that
                            annuitants may live for a longer period of time than
                            estimated  when the guarantees  in the Contract were
                            established. Because of these guarantees, each payee
                            is assured that longevity  will not have an  adverse
                            effect   on  the  annuity   payments  received.  The
                            mortality  risk  that   the  Company  assumes   also
                            includes  a guarantee to pay  a death benefit if the
                            owner/annuitant dies before the retirement date. The
                            expense risk that  the Company assumes  is the  risk
                            that  the administrative fees  and transfer fees may
                            be insufficient to cover actual future expenses.
--------------------------------------------------------------------------------
INVESTMENT OPTION EXPENSES  Because  the   Account  purchases   shares  of   the
                            Investment  Options, the  net assets  of the Account
                            will reflect the investment advisory fees and  other
                            operating   expenses  incurred  by  each  Investment
                            Option. (See the Expense  Tables in this  prospectus
                            and the accompanying Investment Option
                            prospectuses.)
--------------------------------------------------------------------------------
PREMIUM TAXES               Currently,  no charge or deduction is made under the
                            Contracts for  premium taxes.  The Company  reserves
                            the  right,  however,  to  deduct  such  taxes  from
                            accumulated  value.   Various   states   and   other
                            governmental  entities levy a premium tax, currently
                            ranging up to 3.5%,  on annuity contracts issued  by
                            insurance  companies. Premium tax  rates are subject
                            to change,  from time  to time,  by legislative  and
                            other governmental action.
--------------------------------------------------------------------------------
OTHER TAXES                 Currently, no charge is made against the Account for
                            any  federal, state or local  taxes that the Company
                            incurs or that may be attributable to the Account or
                            the Contracts. The Company may, however, make such a
                            charge in the  future for any  such tax or  economic
                            burden on the Company resulting from the application
                            of  the tax laws  that it determines  to be properly
                            attributable to the Account or Contracts.
--------------------------------------------------------------------------------
                            PAYMENT OPTIONS
--------------------------------------------------------------------------------
                            The Contract ends on  the retirement date, at  which
                            time   the  accumulated  value  (or,  under  certain
                            options, the net accumulated value) will be  applied
                            under  a payment option, unless  the owner elects to
                            receive the net accumulated  value in a single  sum.
                            If  an  election of  a payment  option has  not been
                            filed at the Home Office on the retirement date, the
                            proceeds will be paid as a life income annuity  with
                            payments  for  ten  years guaranteed.  Prior  to the
                            retirement date, the owner  can have the entire  net
                            accumulated value applied under a payment option, or
                            a  beneficiary  can have  the death  benefit applied
                            under  a  payment  option.  The  Contract  must   be
                            surrendered so that the applicable amount can be paid in a lump sum or a supplemental contract for the applicable payment option can be issued.

                            The  payment options available  are described below.
                            The term "payee" means a  person who is entitled  to
                            receive  payment  under  that  option.  The  payment
                            options
                            are fixed, which means that each option has a  fixed
                            and  guaranteed amount to be paid during the annuity
                            payment period that is not in any way dependent upon
                            the investment experience of the Account.
--------------------------------------------------------------------------------
ELECTION OF OPTIONS         An option may be elected, revoked or changed at  any
                            time before the retirement date while the annuitant is living. If an election is not in effect at the annuitant's death or if payment is to be made in one sum under an existing election, the beneficiary may elect one of the options after the death of the owner/annuitant.

                            An election of payment options and any revocation or change must be made by written notice and signed by the owner or beneficiary, as appropriate.

                            The Company reserves the right to refuse the election of a payment option other than paying the proceeds in a lump sum if: 1) the total payments together would be less than $2,000; 2) each payment would be less than $20; or 3) the payee is an assignee, estate, trustee, partnership, corporation or association.
--------------------------------------------------------------------------------
DESCRIPTION OF OPTIONS

                            OPTION 1--INTEREST INCOME. To have the proceeds left with the Company to earn interest at a rate to be determined by the Company. Interest will be paid every month or every 3, 6 or 12 months as the payee selects. Under this option, the payee may withdraw part or all of the proceeds at any time.

                            OPTION 2--INCOME FOR A FIXED TERM. To have the proceeds paid out in equal installments for a fixed number of years.

                            OPTION 3--LIFE INCOME OPTION WITH TERM CERTAIN. To have the proceeds paid in equal amounts (at intervals elected by the payee) during the payee's lifetime with the guarantee that payments will be made for a period of not less than the specified number of years. Under this option, at the death of a payee having no beneficiary (or where the beneficiary died prior to the payee), the present value of the current dollar amount on the date of death of any remaining guaranteed payments will be paid in one sum to the executors or administrators of the payee's estate. Also under this option, if any beneficiary dies while receiving payment, the present value of the current dollar amount on the date of death of any remaining guaranteed payments will be paid in one sum to the executors or administrators of the beneficiary's estate. Calculation of such present value shall be no less than 3%.

                            OPTION 4--INCOME  FOR  FIXED  AMOUNT.  To  have  the
                            proceeds paid out in equal installments (at intervals elected by the payee) of a specific amount. The payments will continue until all the proceeds plus interest have been paid out.

                            OPTION 5--JOINT AND TWO-THIRDS TO SURVIVOR MONTHLY LIFE INCOME. To have proceeds paid out in equal installments for as long as two joint payees live. When one payee dies, installments of two-thirds of the first installment will be paid to the surviving payee until he or she dies.

                            The amount of each payment will be determined from the tables in the Contract which apply to the particular option using the payee's age and sex. Age will be determined from the last birthday at the due date of the first payment.

ALTERNATE PAYMENT OPTION. In lieu of one of the above options, the cash value, cash surrender value or death benefit, as applicable, may be settled under any other payment option made available by the Company or requested and agreed to by the Company.
--------------------------------------------------------------------------------
                            YIELDS AND TOTAL RETURNS
--------------------------------------------------------------------------------
                            From time to time, the Company may advertise or include in sales literature yields, effective yields and total returns for the Subaccounts. THESE FIGURES ARE BASED ON HISTORICAL EARNINGS AND DO NOT INDICATE OR PROJECT FUTURE PERFORMANCE. Each Subaccount may, from time to time, advertise or include in sales literature performance relative to certain performance rankings and indices compiled by independent organizations.

                            More detailed information as to the calculation of performance, as well as comparisons with unmanaged market indices, appears in the Statement of Additional Information.

                            Effective yields and total returns for the Subaccounts are based on the investment performance of the corresponding Investment Option. Each Investment Option's performance in part reflects the Investment Option's expenses. (See the accompanying Investment Option Prospectuses.)

                            The yield of the Money Market Subaccount refers to the annualized income generated by an investment in the Subaccount over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment in the Subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

                            The yield of a Subaccount (except the Money Market Subaccount) refers to the annualized income generated by an investment in the Subaccount over a specified 30-day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30-day or one-month period is generated each period over a 12-month period and is shown as a percentage of the investment.

                            The total return of a Subaccount refers to return quotations assuming an investment under a Contract has been held in the Subaccount for various periods of time. When a Subaccount has been in operation for one, five and ten years, respectively, the total return for these periods will be provided. For periods prior to the date the Account commenced operations, performance information will be calculated based on the performance of the
                            Investment Options and the assumption that the Subaccounts were in existence for the same periods as those indicated for the Investment Options, with the level of Contract charges that were in effect at the inception of the Subaccounts for the Contracts.

                            The average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods for which total return quotations are provided. Average annual total return information shows the average percentage change in the value of an investment in the Subaccount from the beginning date of the measuring period to the end of that period. This standardized version of average annual total return reflects all historical investment results less all charges and deductions applied against the Subaccount (including any surrender charge that would apply if an owner terminated the Contract at the end of each period indicated, but excluding any deductions for premium taxes).

                            In addition to the standard version described above, total return performance information computed on two different non-standard bases may be used in advertisements or sales literature. Average annual total return information may be presented, computed on the same basis as described above, except deductions will not include the surrender charge. In addition, the Company may, from time to time, disclose cumulative total return for Contracts funded by Subaccounts.

                            From time to time, yields, standard average annual total returns and non-standard total returns for the Fund's Investment Options may be disclosed, including such disclosures for periods prior to the date the Account commenced operations.

                            Non-standard performance data will only be disclosed if the standard performance data for the required periods is also disclosed. For additional information regarding the calculation of other performance data, please refer to the Statement of Additional Information.

                            In advertising and sales literature, the performance of each Subaccount may be compared to the performance of other variable annuity issuers in general, or to the performance of particular types of variable annuities investing in mutual funds or investment portfolios of mutual funds with investment objectives similar to each of the Subaccounts. Lipper Analytical Services, Inc. ("Lipper") and the Variable Annuity Research Data Service ("VARDS") are independent services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis.

                            Lipper's rankings include variable life insurance issuers as well as variable annuity issuers. VARDS rankings compare only variable annuity issuers. The performance analyses prepared by Lipper and VARDS each rank such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives.

                            Advertising and sales literature may also compare the performance of each Subaccount to the Standard & Poor's Index of 500 Common Stocks, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any "deduction" for the expense of operating or managing an investment portfolio. Other independent ranking services and indices may also be used as a source of performance comparison.

                            The   Company  may  also  report  other  information
                            including the effect of tax-deferred compounding  on
                            a  Subaccount's  investment returns,  or  returns in
                            general, which may be illustrated by tables,  graphs
                            or charts. All income and capital gains derived from
                            Subaccount  investments are reinvested  and can lead
                            to substantial  long-term  accumulation  of  assets,
                            provided  that the underlying Portfolio's investment
                            experience is positive.
--------------------------------------------------------------------------------
                            FEDERAL TAX MATTERS
THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE
--------------------------------------------------------------------------------
INTRODUCTION                This discussion is not  intended to address the  tax
                            consequences resulting from all of the situations in
                            which  a person may be entitled  to or may receive a
                            distribution under  the annuity  contract issued  by
                            the  Company. Any  person concerned  about these tax
                            implications should consult a competent tax  adviser
                            before  initiating any  transaction. This discussion
                            is based  upon the  Company's understanding  of  the
                            present   Federal  income  tax  laws,  as  they  are
                            currently  interpreted  by   the  Internal   Revenue
                            Service.   No  representation  is  made  as  to  the
                            likelihood  of  the  continuation  of  the   present
                            federal   income   tax  laws   or  of   the  current
                            interpretation  by  the  Internal  Revenue  Service.
                            Moreover, no attempt has been made to consider any applicable state or other tax laws.

                            The Contract may be purchased on a non-qualified basis ("Non-Qualified Contract") or purchased and used in connection with plans qualifying for favorable tax treatment ("Qualified Contract"). The Qualified Contract is designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans which are intended to qualify as plans entitled to special income tax treatment under Sections 401(a), 403(b), or 408 of the Internal Revenue Code of 1986, as amended (the "Code"). The ultimate effect of federal income taxes on the amounts held under a Contract, or annuity payments, and on the economic benefit to the owner, the annuitant or the beneficiary depends on the type of retirement plan, on the tax and employment status of the individual concerned, and on the Company's tax status. In addition, certain requirements must be satisfied in purchasing a Qualified Contract with proceeds from a tax-qualified plan and receiving distributions from a Qualified Contract in order to continue receiving favorable tax treatment. Therefore, purchasers of Qualified Contracts should seek competent legal and tax advice regarding the suitability of a Contract for their situation, the applicable requirements and the tax treatment of the rights and benefits of a Contract. The following discussion assumes that Qualified Contracts are purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment.
--------------------------------------------------------------------------------
TAX STATUS OF THE CONTRACT

DIVERSIFICATION REQUIREMENTS. Section 817(h) of the Code provides that separate account investments underlying a contract must be "adequately diversified" in accordance with Treasury regulations in order for the contract to qualify as an annuity contract under Section 72 of the Code. The Account, through each Portfolio of the Fund, intends to comply with the diversification requirements prescribed in regulations under Section 817(h) of the Code, which affect how the assets in the various Subaccounts may be invested. Although the Company does not have control over the Fund in which the Account invests, we believe that each Portfolio in which the Account owns shares will meet the diversification requirements, and therefore, the Contract will be treated as an annuity contract under the Code.

                            In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includible in the variable annuity contract owner's gross income. Several years ago, the IRS stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incident of ownership in those assets, such as the ability to exercise investment control over the assets. More recently, the Treasury Department announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (I.E., the contract owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also states that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets."

                            The ownership rights under the Contracts are similar to, but different in certain respects from, those described by the Service in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the owner of a Contract has the choice of one or more Subaccounts in which to allocate premiums and Contract values, and may be able to transfer among Subaccounts more frequently than in such rulings. These differences could result in the contract owner being treated as the owner of the assets of the Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Contract as necessary to attempt to prevent the contract owner from being considered the owner of the assets of the Account.

REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified Contract to provide that: (a) if any owner dies on or after the retirement date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner's death; and (b) if any owner dies prior to the annuity commencement date, the entire interest in the Contract will be distributed within five years after the date of the owner's death. These requirements will be considered satisfied as to any portion of the owner's interest which is payable to or for the benefit of a "designated beneficiary" and which is distributed over the life of such beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of that owner's death. The owner's "designated beneficiary" is the person designated by such owner as a beneficiary and to whom ownership of the contract passes by reason of death and must be a natural person. However, if the owner's "designated beneficiary" is the surviving spouse of the owner, the Contract may be continued with the surviving spouse as the new owner.

                            The Non-Qualified Contracts contain provisions which are intended to comply with the requirements of
                            Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. The Company intends to review such provisions and modify them if necessary to assure that they comply with the requirements of Code Section 72(s) when clarified by regulation or otherwise.

                            Other rules may apply to Qualified Contracts.

                            The following discussion assumes that the Contracts will qualify as annuity contracts for federal income tax purposes.
--------------------------------------------------------------------------------
TAXATION OF ANNUITIES

IN GENERAL. Section 72 of the Code governs taxation of annuities in general. The Company believes that an owner who is a natural person is not taxed on increases in the value of a Contract until distribution occurs by withdrawing all or part of the cash value (e.g., partial surrenders and surrenders) or as annuity payments under the payment option elected. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the cash value (and in the case of a Qualified Contract, any portion of an interest in the qualified plan) generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single sum payment or payment option) is taxable as ordinary income.

                            The owner of any annuity contract who is not a natural person generally must include in income any increase in the excess of the cash value over the "investment in the contract" during the taxable year. There are some exceptions to this rule, and a prospective owner that is not a natural person may wish to discuss these with a competent tax adviser.

                            The  following  discussion   generally  applies   to
                            Contracts owned by natural persons.

PARTIAL WITHDRAWALS. In the case of a partial withdrawal from a Qualified Contract, under Section 72(e) of the Code, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the participant's total accrued benefit or balance under the retirement plan. The "investment in the contract" generally equals the portion, if any, of any premium payments paid by or on behalf of the individual under a Contract which was not excluded from the individual's gross income. For Contracts issued in connection with qualified plans, the "investment in the contract" can be zero. Special tax rules may be available for certain distributions from Qualified Contracts.

                            In the case of a partial withdrawal from a Non-Qualified Contract, under Section 72(e) amounts received are generally first treated as taxable income to the extent that the cash value immediately before the partial withdrawal exceeds the
                            "investment in the contract" at that time. Any additional amount withdrawn is not taxable.

                            In the case of a surrender under a Qualified or Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the "investment in the contract."

                            Section 1035 of the Code provides that no gain or loss shall be recognized on the exchange of one annuity contract for another. If the surrendered contract was issued prior to August 14, 1982, the tax rules formerly provided that the surrender was taxable only to the extent the amount received exceeds the owner's investment in the contract will continue to apply to amounts allocable to investments in that contract prior to August 14, 1982. In contrast, contracts issued after January 19, 1985 in a Code Section 1035 exchange are treated as new contracts for purposes of the penalty and distribution-at-death rules. Special rules and procedures apply to Section 1035 transactions. Prospective owners wishing to take advantage of
                            Section 1035 should consult their tax adviser.

ANNUITY PAYMENTS. Although tax consequences may vary depending on the payment option elected under an annuity contract, under Code Section 72(b), generally (prior to recovery of the investment in the contract) gross income does not include that part of any amount received as an annuity under an annuity contract that bears the same ratio to such amount as the investment in the contract bears to the expected return at the annuity starting date. Stated differently, prior to recovery of the investment in the contract, generally, there is no tax on the amount of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the annuity payments for the term of the payment; however, the remainder of each income payment is taxable. After the "investment in the contract" is recovered, the full amount of any additional annuity payments is taxable.

TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Contract because of the death of the owner. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the contract or (ii) if distributed under a payment option, they are taxed in the same way as annuity payments. For these purposes, the investment in the Contract is not affected by the owner's death. That is, the investment in the Contract remains the amount of any purchase payments which were not excluded from gross income.

PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution pursuant to a Non-Qualified Contract, there may be imposed a federal penalty tax equal to 10% of the amount treated as taxable income. In general, however, there is no penalty on distributions:

        1.  made on or after the taxpayer reaches age 59 1/2;

        2. made on or after the death of the holder (or if the holder is not an individual, the death of the primary annuitant);

        3.  attributable to the taxpayer becoming disabled;

        4. as part of a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated beneficiary;

        5. made under certain annuities issued in connection with structured settlement agreements;

        6. made under an annuity contract that is purchased with a single premium when the retirement date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity payment period; and

        7. any payment allocable to an investment (including earnings thereon) made before August 14, 1982 in a contract issued before that date.

                            Other   tax   penalties   may   apply   to   certain
                            distributions under a Qualified Contract.

POSSIBLE CHANGES IN TAXATION. In past years, legislation has been proposed that would have adversely modified the federal taxation of certain annuities. For example, one such proposal would have changed the tax treatment of non-qualified annuities that did not have "substantial life contingencies" by taxing income as it is credited to the annuity. Although as of the date of this prospectus Congress is not considering any legislation regarding taxation of annuities, there is always the possibility that the tax treatment of annuities could change by legislation or other means (such as IRS regulations, revenue rulings, judicial decisions, etc.). Moreover, it is also possible that any change could be retroactive (that is, effective prior to the date of the change).
--------------------------------------------------------------------------------
TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT
                            A   transfer  of   ownership  of   a  Contract,  the
                            designation  of   an  annuitant,   payee  or   other
                            beneficiary who is not also the owner, the selection
                            of  certain retirement  dates or  the exchange  of a
                            Contract may result in  certain tax consequences  to
                            the  owner that  are not discussed  herein. An owner
                            contemplating   any   such   transfer,   assignment,
                            selection or exchange of a Contract should contact a
                            competent  tax adviser with respect to the potential
                            tax effects of such a transaction.
--------------------------------------------------------------------------------
WITHHOLDING                 Pension  and  annuity  distributions  generally  are
                            subject  to withholding for  the recipient's federal
                            income tax liability at rates that vary according to
                            the type  of distribution  and the  recipient's  tax
                            status.  Recipients, however, generally are provided
                            the opportunity to  elect not to  have tax  withheld
                            from   distributions.  Effective  January  1,  1993,
                            distributions  from  certain  qualified  plans   are
                            generally  subject to mandatory withholding. Certain
                            states also require withholding of state income  tax
                            whenever federal income tax is withheld.
--------------------------------------------------------------------------------
MULTIPLE CONTRACTS          All non-qualified deferred annuity contracts entered
                            into  after October 21, 1988  that are issued by the
                            Company (or its affiliates) to the same owner during
                            any  calendar  year  are  treated  as  one   annuity
                            Contract  for  purposes  of  determining  the amount
                            includible in gross income under Section 72(e). This
                            rule could affect  the time when  income is  taxable
                            and  the  amount that  might be  subject to  the 10%
                            penalty  tax  described  above.  In  addition,   the
                            Treasury  Department has specific authority to issue
                            regulations that  prevent the  avoidance of  Section
                            72(e)   through  the  serial   purchase  of  annuity
                            contracts or  otherwise.  There may  also  be  other
                            situations  in which the  Treasury may conclude that
                            it would be
                            appropriate  to  aggregate   two  or  more   annuity
                            contracts  purchased by the same owner. Accordingly,
                            a Contract  owner  should consult  a  competent  tax
                            adviser  before  purchasing  more  than  one annuity
                            contract.
--------------------------------------------------------------------------------
TAXATION OF QUALIFIED PLANS The Contracts  are  designed for  use  with  several types  of qualified plans.  The tax rules applicable
                            to  participants  in  these  qualified  plans   vary
                            according  to  the type  of plan  and the  terms and
                            conditions of the plan itself. Special favorable tax
                            treatment may  be  available for  certain  types  of
                            contributions   and   distributions.   Adverse   tax
                            consequences may result from contributions in excess
                            of specified  limits;  distributions  prior  to  age
                            59    1/2    (subject   to    certain   exceptions);
                            distributions  that  do  not  conform  to  specified
                            commencement   and   minimum   distribution   rules;
                            aggregate distributions  in  excess of  a  specified
                            annual amount; and in other specified circumstances.
                            Therefore,  no attempt is made  to provide more than
                            general information about the  use of the  Contracts
                            with  the  various  types  of  qualified  retirement
                            plans.  Contract   owners,   the   annuitants,   and
                            beneficiaries  are cautioned that  the rights of any
                            person  to  any   benefits  under  these   qualified
                            retirement  plans may  be subject  to the  terms and
                            conditions of  the plans  themselves, regardless  of
                            the  terms and  conditions of the  Contract, but the
                            Company  shall  not  be  bound  by  the  terms   and
                            conditions  of such  plans to the  extent such terms
                            contradict  the   Contract,   unless   the   Company
                            consents.  Some  retirement  plans  are  subject  to
                            distribution and  other  requirements that  are  not
                            incorporated   into   our   Contract  administration
                            procedures. Owners,  participants and  beneficiaries
                            are  responsible for determining that contributions,
                            distributions and other transactions with respect to
                            the Contracts  comply  with  applicable  law.  Brief
                            descriptions   follow  of   the  various   types  of
                            qualified retirement plans available in connection with a Contract. The Company will amend the Contract as necessary to conform it to the requirements of the Code.

CORPORATE PENSION AND PROFIT SHARING PLANS AND H.R. 10 PLANS. Section 401(a) of the Code permits corporate employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant or both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the Contract. Employers intending to use the Contract with such plans should seek competent advice.

INDIVIDUAL RETIREMENT ANNUITIES. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA". These IRAs are subject to limits on the amount that may be contributed, the persons who may be eligible and on the time when distributions may commence. Also, distributions from certain other types of qualified retirement plans may be "rolled over" on a tax-deferred basis into an IRA. Sales of the Contract for use with IRAs may be subject to special requirements of the Internal Revenue Service. Employers may establish Simplified Employee Pension (SEP) Plans to provide IRA contributions on behalf of their employees.

SIMPLE RETIREMENT ACCOUNTS. Beginning January 1, 1997, certain small employers may establish Simple Retirement Accounts as provided by Section 408(p) of the Code, under which employees may elect to defer up to $6,000 (as increased for cost of living adjustments) as a percentage of compensation. The sponsoring employer is required to make a matching contribution on behalf of contributing employees. Distributions from a Simple Retirement Account are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan. The failure of the Simple Retirement Account to meet Code requirements may result in adverse tax consequences.

TAX SHELTERED ANNUITIES. Section 403(b) of the Code allows employees of  certain
Section 501(c)(3) organizations and public schools to exclude from their gross income the premiums paid, within certain limits, on a Contract that will provide an annuity for the employee's retirement. These premiums may be subject to FICA (social security) tax. Code section 403(b)(11) restricts the distribution under Code section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

RESTRICTIONS UNDER QUALIFIED CONTRACTS. Other restrictions with respect to the election, commencement or distribution of benefits may apply under Qualified Contracts or under the terms of the plans in respect of which Qualified Contracts are issued.
--------------------------------------------------------------------------------
POSSIBLE CHARGE FOR THE COMPANY'S TAXES
                            At  the present time, the Company makes no charge to
                            the Subaccounts  for  any Federal,  state  or  local
                            taxes   that  the   Company  incurs   which  may  be
                            attributable to such  Subaccounts or the  Contracts.
                            The  Company,  however,  reserves the  right  in the
                            future to make a  charge for any  such tax or  other
                            economic  burden resulting  from the  application of
                            the tax  laws  that  it determines  to  be  properly
                            attributable to the Subaccounts or to the Contracts.
--------------------------------------------------------------------------------
OTHER TAX CONSEQUENCES      As  noted  above, the  foregoing comments  about the
                            Federal tax consequences  under these Contracts  are
                            not  exhaustive, and special rules are provided with
                            respect to other tax situations not discussed in the
                            Prospectus.  Further,   the   Federal   income   tax
                            consequences  discussed herein reflect the Company's
                            understanding of current law and the law may change.
                            Federal  estate   and   state  and   local   estate,
                            inheritance  and other tax consequences of ownership
                            or receipt of distributions under a Contract  depend
                            on  the  individual circumstances  of each  owner or
                            recipient  of  the  distribution.  A  competent  tax
                            adviser should be consulted for further information.
--------------------------------------------------------------------------------
                            DISTRIBUTION OF THE CONTRACTS
--------------------------------------------------------------------------------
                            The  Contracts will  be offered  to the  public on a
                            continuous basis.  The Company  does not  anticipate
                            discontinuing  the  offering of  the  Contracts, but
                            reserves the  right  to  discontinue  the  offering.
                            Applications  for Contracts are  solicited by agents
                            who  are  licensed  by  applicable  state  insurance
                            authorities  to sell the  Company's variable annuity
                            contracts and who are also registered
                            representatives of EquiTrust Marketing,
                            broker/dealers  having   selling   agreements   with
                            EquiTrust Marketing or broker/dealers having selling
                            agreements   with  such   broker/dealers.  EquiTrust
                            Marketing (formerly FBL Marketing Services, Inc.) is
                            registered  with  the   SEC  under  the   Securities
                            Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities
                            Dealers, Inc.

                            EquiTrust Marketing acts as the Principal Underwriter, as defined in the 1940 Act, of the
                            Contracts for the Account pursuant to an Underwriting Agreement between the Company and
                            EquiTrust Marketing. EquiTrust Marketing is not obligated to sell any specific number of Contracts. EquiTrust Marketing's principal business address is the same as that of the Company.

                            The Company may pay sales representatives commissions up to an amount equal to 4% of the premiums paid under a Contract during the first six Contract years and 1% of the premiums paid in the seventh and subsequent Contract years. Managers of sales representatives may also receive commission overrides of up to 30% of the sales representative's commissions. The Company also may pay other distribution expenses such as production incentive bonuses, agent's insurance and pension benefits, and agency expense allowances. These distribution expenses do not result in any additional charges against the Contracts that are not described under "Charges and Deductions."
--------------------------------------------------------------------------------
                            LEGAL PROCEEDINGS
--------------------------------------------------------------------------------
                            There are no legal proceedings to which the Account is a party or the assets of the Account are subject. The Company is not involved in any litigation that is of material importance in relation to its total assets or that relates to the Account.
--------------------------------------------------------------------------------
                            VOTING RIGHTS
--------------------------------------------------------------------------------
                            In accordance with its view of current applicable law, the Company will vote the Fund shares held in the Account at regular and special shareholder meetings of the Funds, in accordance with instructions received from persons having voting interests in the corresponding Subaccounts. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, or the Company otherwise determines that it is allowed to vote the shares in its own right, it may elect to do so.

                            The number of votes that an owner has the right to instruct will be calculated separately for each Subaccount, and may include fractional votes. An owner holds a voting interest in each Subaccount to which the accumulated value is allocated. The owner only has voting interest prior to the retirement date. For each owner, the number of votes attributable to a Subaccount will be determined by dividing the accumulated value attributable to that owner's Contract in that Subaccount by the net asset value per share of the Investment Option in which that Subaccount invests.

                            The number of votes of an Investment Option which are available to the owner will be determined as of the date coincident with the date established by that Investment Option for determining shareholders eligible to vote at the relevant meeting for that Fund. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by each Fund. Each owner having a voting interest in a Subaccount will receive proxy materials and reports relating to any meeting of shareholders of the Investment Option in which that Subaccount invests.

                            Fund shares as to which no timely instructions are received and shares held by the Company in a Subaccount as to which no owner has a beneficial interest will be voted in proportion to the voting instructions which are received with respect to all Contracts participating in that Subaccount. Voting instructions to abstain on any item to be voted upon will be applied to reduce the total number of votes eligible to be cast on a matter.
--------------------------------------------------------------------------------
                            FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                            The consolidated balance sheets of the Company at December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997, as well as the related Report of Independent Auditors are contained in the Statement of Additional Information.

                            It is  anticipated that  the Variable  Account  will
                            commence   operations   in  1998;   accordingly,  no
                            financial statements currently exist.

                            [Financial statements to be provided by amendment.]

--------------------------------------------------------------------------------
                            STATEMENT OF ADDITIONAL INFORMATION TABLE OF
CONTENTS
--------------------------------------------------------------------------------

                                                                            PAGE

ADDITIONAL CONTRACT PROVISIONS....................................................................          1

                             The Contract.........................................................          1

                             Incontestability.....................................................          1

                             Misstatement of Age or Sex...........................................          1

                             Non-Participation....................................................          1

--------------------------------------------------------------------------------

CALCULATION OF YIELDS AND TOTAL RETURNS...........................................................          1

                             Money Market Subaccount Yields.......................................          1

                             Other Subaccount Yields..............................................          3

                             Average Annual Total Returns.........................................          4

                             Other Total Returns..................................................          6

                             Effect of the Administrative Charge on Performance Data..............          6

--------------------------------------------------------------------------------

LEGAL MATTERS.....................................................................................          6

--------------------------------------------------------------------------------

EXPERTS...........................................................................................          7

--------------------------------------------------------------------------------

OTHER INFORMATION.................................................................................          7

--------------------------------------------------------------------------------

FINANCIAL STATEMENTS..............................................................................          7

--------------------------------------------------------------------------------

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

   [LOGO]
                                     FARM BUREAU LIFE INSURANCE COMPANY
                                     FARM BUREAU MUTUAL FUNDS

   [LOGO]
                                     5400 UNIVERSITY AVENUE
                                     WEST DES MOINES, IOWA 50266

                                     PART B
                      STATEMENT OF ADDITIONAL INFORMATION

                      STATEMENT OF ADDITIONAL INFORMATION

                       FARM BUREAU LIFE INSURANCE COMPANY
                             5400 University Avenue
                          West Des Moines, Iowa 50266
                                 1-800-247-4170
                      FARM BUREAU LIFE ANNUITY ACCOUNT II
         INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT

This Statement of Additional Information contains information in addition to the information described in the Prospectus for the flexible premium deferred variable annuity contract (the "Contract") offered by Farm Bureau Life Insurance Company (the "Company"). This Statement of Additional Information is not a Prospectus, and it should be read only in conjunction with the Prospectuses for
the Contract, EquiTrust Variable Insurance Series Fund,       and       . The
Prospectuses are dated the same as this Statement of Additional information. You may obtain a copy of the Prospectuses by writing or calling us at our address or phone number shown above.

                                  July  , 1998

                      STATEMENT OF ADDITIONAL INFORMATION
                               TABLE OF CONTENTS

ADDITIONAL CONTRACT PROVISIONS......................................................................          1
  The Contract......................................................................................          1
  Incontestability..................................................................................          1
  Misstatement of Age or Sex........................................................................          1
  Non-Participation.................................................................................          1
CALCULATION OF YIELDS AND TOTAL RETURNS.............................................................          1
  Money Market Subaccount Yields....................................................................          1
  Other Subaccount Yields...........................................................................          3
  Average Annual Total Returns......................................................................          4
  Other Total Returns...............................................................................          6
  Effect of the Administrative Fee On Performance Data..............................................          6
LEGAL MATTERS.......................................................................................          6
EXPERTS.............................................................................................          7
OTHER INFORMATION...................................................................................          7
FINANCIAL STATEMENTS................................................................................          7

                         ADDITIONAL CONTRACT PROVISIONS

THE CONTRACT

The application and all other attached papers are part of the Contract. The statements made in the application are deemed representations and not warranties. The Company will not use any statement in defense of a claim or to void the Contract unless it is contained in the application.

INCONTESTABILITY

The Company will not contest the Contract from its Contract date.

MISSTATEMENT OF AGE OR SEX

If the age or sex of the annuitant has been misstated, the amount which will be paid is that which the proceeds would have purchased at the correct age and sex.

NON-PARTICIPATION

The Contracts are not eligible for dividends and will not participate in the Company's divisible surplus.

                    CALCULATION OF YIELDS AND TOTAL RETURNS

From time to time, the Company may disclose yields, total returns and other performance data pertaining to the contracts for a Subaccount. Such performance data will be computed, or accompanied by performance data computed, in accordance with the standards defined by the SEC.

MONEY MARKET SUBACCOUNT YIELDS

From time to time, advertisements and sales literature may quote the current annualized yield of the Money Market Subaccount for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the Money Market Investment Option or on its portfolio securities.

This current annualized yield is computed by determining the net change (exclusive or realized gains and losses on the sale of securities and unrealized appreciation and depreciation) at the end of the seven-day period in the value of a hypothetical account under a Contract having a balance of 1 unit of the Money Market Subaccount at the beginning of the period, dividing such net change in account value by the value of the hypothetical account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis.

The net change in account value reflects: 1) net income from the Investment Option attributable to the hypothetical account; and 2) charges and deductions imposed under the Contract which are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for: 1) the annual administrative fee and 2) the mortality and expense risk charge. For purposes of calculating current yields for a Contract, an average per unit administrative fee is used based on the $30 administrative fee deducted at the beginning of each Contract Year. Current Yield will be calculated according to the following formula:

Current Yield = ((NCS - ES)/UV) X (365/7)
Where:
NCS        =          the net change in the value of the Investment Option (exclusive or realized gains or losses on the sale of securities and unrealized appreciation and depreciation)
                      for the seven-day period attributable to a hypothetical account having a balance of
                      1 subaccount unit.
ES         =          per unit expenses attributable to the hypothetical account for the seven-day period.
UV         =          the unit value for the first day of the seven-day period.

Effective Yield = (1 + ((NCS-ES)/UV))365/7 - 1
Where:
NCS        =          the net change in the value of the Investment Option (exclusive of realized gains or losses on the sale of securities and unrealized appreciation and depreciation)
                      for the seven-day period attributable to a hypothetical account having a balance of
                      1 subaccount unit.
ES         =          per unit expenses attributable to the hypothetical account for the seven-day period.
UV         =          the unit value for the first day of the seven-day period.

Because of the charges and deductions imposed under the Contract, the yield for the Money Market Subaccount will be lower than the yield for the Money Market Investment Option.

The current and effective yields on amounts held in the Money Market Subaccount normally will fluctuate on a daily basis. THEREFORE, THE DISCLOSED YIELD FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. The Money Market Subaccount's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market Investment Option, the types of quality of portfolio securities held by the Money Market Investment Option and the Money Market Investment Option operating expenses. Yields on amounts held in the Money Market Subaccount may also be presented for periods other than a seven-day period.

OTHER SUBACCOUNT YIELDS

From time to time, sales literature or advertisements may quote the current annualized yield of one or more of the subaccounts (except the Money Market Subaccount) for a Contract for 30-day or one month periods. The annualized yield or a subaccount refers to income generated by the subaccount during a 30-day or one-month period is assumed to be generated each period over a 12-month period.

The yield is computed by: 1) dividing net investment income of the Investment Option attributable to the subaccount units less subaccount expenses for the period; by 2) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period; by 3) compounding that yield for a six-month period; and by 4) multiplying that result by 2. Expenses attributable to the subaccount include the annual administrative fee and the mortality and expense risk charge. The yield calculation assumes an administrative fee of $30 per year per Contract deducted at the beginning of each Contract year. For purposes of calculating the 30-day or one-month yield, an average administrative fee per dollar of Contract value in the Account issued to determine the amount of the charge attributable to the subaccount for the 30-day or one-month period. The 30-day or one-month yield is calculated according to the following formula:

Yield      =          2 X ((NI - ES)/(U X UV)) + 1)6 - 1
Where:
NI         =          net income of the Investment Option for the 30-day or one-month period attributable to the subaccount's units.
ES         =          expenses of the subaccount for the 30-day or one-month period.
U          =          the average number of units outstanding.

UV         =          the unit value at the close of the last day in the 30-day one-month period.

Because of the charges and deductions imposed under the Contracts, the yield for the subaccount will be lower that the yield for the corresponding Investment Option.

The yield on the amounts held in the subaccounts normally will fluctuate over time. THEREFORE, THE DISCLOSED YIELD FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. A subaccount's actual yield is affected by the types and quality of Investment Option securities held by the corresponding Investment Option and its operating expenses.

Yield calculations do not take into account the Surrender Charge under the Contract equal to 1% to 6% of the amount withdrawn or surrendered during the first six Contract years. For partial withdrawals in each Contract year after the first Contract year, up to 10% of the accumulated value on the most recent Contract Anniversary may be withdrawn without a current surrender charge.

AVERAGE ANNUAL TOTAL RETURNS

From time to time, sales literature or advertisements may also quote average annual total returns for one or more of the subaccounts for various periods of time.

When a subaccount has been in operation for 1, 5 and 10 years, respectively, the average annual total return for these periods will be provided. Average annual total returns for other periods of time may, from time to time, also be disclosed.

Standard average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will be for the most recent month-end practicable, considering the type and media of the communication that will be stated in the communication.

Standard average annual total returns will be calculated using subaccount unit values which the Company calculates on each valuation day based on the performance of the subaccount's underlying portfolio, the deductions for the mortality and expense risk charge, and the annual administrative fee. The calculation assumes that the administrative fee is $30 per year per Contract deducted at the beginning of each Contract year. For purposes of calculating average annual total return, an average per dollar administrative fee attributable to the hypothetical account for the period is used. The calculation also assumes surrender of the Contract at the end of the period for the return quotation. Total returns will therefore reflect a deduction of the surrender charge for any period less than seven years. The total return will then be calculated according to the following formula:

TR = ((ERV/P)/N)-1
Where:
TR         =          the average annual total return net of subaccount recurring charges.
EHV        =          the ending redeemable value (net of any applicable surrender charge) of the hypothetical account at the end of the period.
P          =          a hypothetical initial payment of $1,000.
N          =          the number of years in the period.

From time to time, sales literature or advertisements may also quote average annual total returns for periods prior to the date the Account commenced operations. Such performance information for the subaccounts will be calculated based on the performance of the Investment Option and the assumption that the subaccounts were in existence for the same periods as those indicated for the Investment Option, with the level of Contract charges that were in effect at the inception of the subaccounts.

Such average annual total return information for the Subaccounts is as follows:

                                                                                       FOR THE PERIOD FROM DATE
                                                                                            OF INCEPTION OF
                                      FOR THE 1-YEAR PERIOD    FOR THE 5-YEAR PERIOD     INVESTMENT OPTION TO
            SUBACCOUNT                   ENDED 12/31/97           ENDED 12/31/97               12/31/97
-----------------------------------  -----------------------  -----------------------  -------------------------
Value Growth.......................
High Grade Bond....................
High Yield Bond....................
Money Market (1)...................
Blue Chip (2)......................

------------------------
(1) The Money Market Portfolio commenced operations on February 20, 1990.

(2) The Blue Chip Portfolio commenced operations on October 15, 1990.

OTHER TOTAL RETURNS

From time to time, sales literature or advertisements may also quote average annual total returns that do not reflect the surrender charge. These are calculated in exactly the same way as average annual total returns described above, except that the ending redeemable value of the hypothetical account for the period is replaced with an ending value for the period that does not take into account any charges on amounts surrendered or withdrawn.

The Company may disclose cumulative total returns in conjunction with the standard formats described above. The cumulative total returns will be calculated using the following formula:

CTR = (ERV/P) - 1
Where:
CTR        =          The cumulative total return net of subaccount recurring charges for the period.
ERV        =          The ending redeemable value of the hypothetical investment at the end of the period.
P          =          A hypothetical single payment of $1,000.

EFFECT OF THE ADMINISTRATIVE FEE ON PERFORMANCE DATA

The Contract provides for a $30 annual administrative fee to be deducted annually at the beginning of each Contract Year, from the subaccounts and the Declared Interest Option based, on the proportion that the value of each such account bears to the total cash value. For purposes of reflecting the administrative fee in yield and total return quotations, the annual charge is converted into a per-dollar per-day charge based on the average contract value in the Account of all Contracts on the last day of the period for which quotations are provided. The per-dollar per-day average charge will then be adjusted to reflect the basis upon which the particular quotation is calculated.

                                 LEGAL MATTERS

All matters relating to Iowa law pertaining to the Contracts, including the validity of the Contracts and the Company's authority to issue the Contracts, have been passed upon by Stephen M. Morain, Esquire, Senior Vice President and General Counsel of the Company. Sutherland, Asbill & Brennan LLP, Washington D.C. has provided advice on certain matters relating to the federal securities laws.

                                    EXPERTS

The consolidated financial statements of the Company at December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, appearing herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

[Financial statements to be provided by amendment.]

                               OTHER INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933 as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

                              FINANCIAL STATEMENTS

The Company's financial statements included in this Statement of Additional Information should be considered only as bearing on the Company's ability to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Account.

[Financial statements to be provided by amendment.]

                                     PART C
                               OTHER INFORMATION

                                     PART C
                               OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

    (a) Financial Statements

All required financial statements are included in Part B.

    (b) Exhibits

                 (1)  *Certified resolution of the board of directors of Farm Bureau Life Insurance Company (the
                      "Company") establishing Farm Bureau Life Annuity Account II (the "Account").
                 (2)  Not Applicable.
                 (3)  Underwriting agreement among the Company, the Account and EquiTrust Marketing Services, Inc.
                      ("EquiTrust Marketing").
                 (4)  *(a) Contract Form
                 (5)  (a) Contract Application.
                 (6)  *(a) Articles of Incorporation of the Company.
                      *(b) By-Laws of the Company.
                 (7)  Not Applicable.
                 (8)  Participation agreement between the registrant and the Company.
                 (9)  * Opinion and Consent of Stephen M. Morain, Esquire.
                (10)  (a) Consent of Sutherland, Asbill & Brennan, L.L.P.
                      (b) Consent of Ernst & Young LLP.
                      *(c) Opinion and Consent of Christopher G. Daniels, FSA, MSAA, Life Product Development and
                           Pricing Vice President.
                (11)  Not Applicable.
                (12)  Not Applicable.
                (13)  Not Applicable.
                (14)  *Powers of Attorney.

------------------------
 * Attached as an exhibit.

ITEM 25.  DIRECTORS AND OFFICERS OF THE COMPANY

Incorporated herein by reference to the prospectus in the Form S-6 registration statement (File No. 333-45815) for certain variable life insurance contracts issued by the Company filed with the Commission on February 6, 1998.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. All of the Company's outstanding voting common stock is owned by FBL Financial Group, Inc. This Company and its affiliates are described more fully in the prospectus included in this registration statement. Various companies and other entities controlled by FBL Financial Group, Inc., may therefore be considered to be under common control with the registrant or the Company. Such other companies and entities, together with the identity of the owners of their common stock (where applicable), are set forth on the following diagram.

                    SEE ORGANIZATION CHART ON FOLLOWING PAGE

                           FBL FINANCIAL GROUP, INC.

                                OWNERSHIP CHART
                                    01-01-98

         [CHART]

ITEM 27.  NUMBER OF CONTRACT OWNERS

As of the date of the prospectus included in this registration statement, no Contracts have been sold.

ITEM 28.  INDEMNIFICATION

Article XII of the Company's By-Laws provides for the indemnification by the Company of any person who is a party or who is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Article XII also provides for the indemnification by the Company of any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or another enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification will be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITER

    (a) EquiTrust Marketing Services, Inc. is the registrant's principal underwriter and also serves as the principal underwriter of certain variable life insurance contracts issued by Farm Bureau Life Variable Account, Farm Bureau Life Variable Account II and the Company.

    (b) Officers and Directors of EquiTrust Marketing Services, Inc.

NAME AND PRINCIPAL BUSINESS ADDRESS*                                     POSITIONS AND OFFICES WITH THE COMPANY
------------------------------------------------------  ------------------------------------------------------------------------
Stephen M. Morain                                       General Counsel and Assistant Secretary, Iowa Farm Bureau Federation;
Senior Vice President, General Counsel and Director      General Counsel, Secretary and Director, Farm Bureau Management
                                                         Corporation; Senior Vice President, General Counsel and Director, FBL
                                                         Financial Group, Inc.; Senior Vice President and General Counsel, Farm
                                                         Bureau Life Insurance Company and other affiliates of the foregoing.
                                                         Holds various positions with affiliates of the foregoing. Director,
                                                         Computer Aided Design Software, Inc., and Iowa Business Development
                                                         Finance Corporation Chairman, Edge Technologies, Inc.
William J. Oddy                                         Chief Operating Officer, FBL Financial Group, Inc., Farm Bureau Life
Chief Operating Officer and Director                     Insurance Company, Western Farm Bureau Life Insurance Company and other affiliates of the foregoing. Holds various positions with affiliates of the foregoing.
Dennis M. Marker                                        Investment Vice President, Administration, FBL Financial Group, Inc.
Investment Vice President, Administration, Secretary     Holds various positions with affiliates of the foregoing.
and Director

NAME AND PRINCIPAL BUSINESS ADDRESS*                                     POSITIONS AND OFFICES WITH THE COMPANY
------------------------------------------------------  ------------------------------------------------------------------------
Richard D. Warming                                      Chief Investment Officer and Assistant Treasurer, Farm Bureau Life
Chief Investment Officer and Director                    Insurance Company, FBL Financial Group, Inc., Western Farm Bureau Life
                                                         Insurance Company and other affiliates of the foregoing. Holds various positions with affiliates of the foregoing.
Thomas R. Gibson                                        Chief Executive Officer and Director, FBL Financial Group, Inc.; Chief
Chief Executive Officer and Director                     Executive Officer, Farm Bureau Life Insurance Company, Western Farm
                                                         Bureau Life Insurance Company and other affiliates of the foregoing.
                                                         Holds various positions with affiliates of the foregoing.
Timothy J. Hoffman                                      Chief Property/Casualty Officer, FBL Financial Group, Inc.; Vice
Vice President and Director                              President, Farm Bureau Life Insurance Company, Western Farm Bureau Life
                                                         Insurance Company and other affiliates of the foregoing. Holds various positions with affiliates of the foregoing.
James W. Noyce                                          Chief Financial Officer, Farm Bureau Life Insurance Company, FBL
Chief Financial Officer, Treasurer and Director          Financial Group, Inc., Western Farm Bureau Life Insurance Company and
                                                         other affiliates of the foregoing. Holds various positions with affiliates of the foregoing.
Thomas E. Burlingame                                    Vice President - Associate General Counsel, FBL Financial Group, Inc.
Vice President - Associate General Counsel and           and FBL Investment Advisory Services, Inc.
Director
F. Walter Tomenga                                       Vice President - Corporate Affairs and Marketing Services, FBL Financial
Vice President and Director                              Group, Inc. Holds various positions with affiliates of the foregoing.
Lynn E. Wilson                                          Vice President - Life Sales, FBL Financial Group, Inc. Holds various
President and Director                                   positions with affiliates of the foregoing.
Sue A. Cornick                                          Market Conduct and Mutual Funds Vice President and Assistant Secretary,
Market Conduct and Mutual Funds Vice President and       FBL Investment Advisory Services, Inc., FBL Money Market Fund, Inc.,
Assistant Secretary                                      FBL Series Fund, Inc. and FBL Variable Insurance Series Fund.
Kristi Rojohn                                           Assistant Mutual Funds Manager and Assistant Secretary, FBL Investment
Assistant Mutual Funds Manager and Assistant Secretary   Advisory Services, Inc.; Assistant Secretary, FBL Money Market Fund,
                                                         Inc., FBL Series Fund, Inc. and FBL Variable Insurance SeriesFund.
Elaine A. Followwill                                    Compliance Assistant and Assistant Secretary, FBL Investment Advisory
Compliance Assistant and Assistant Secretary             Services, Inc.; Assistant Secretary, FBL Money Market Fund, Inc., FBL
                                                         Series Fund, Inc. and FBL Variable Insurance Series Fund
Roger F. Grefe                                          Investment Management Vice President, FBL Financial Group, Inc. and FBL
Investment Management Vice President                     Investment Advisory Services, Inc.
Lou Ann Sandburg                                        Vice President, Investments, FBL Financial Group, Inc. and FBL
Vice President, Investments                              Investment Advisory Services, Inc.
Robert Rummelhart                                       Fixed Income Vice President, FBL Financial Group, Inc. and FBL
Fixed Income Vice President                              Investment Advisory Services, Inc.
Charles T. Happel                                       Portfolio Manager, FBL Investment Advisory Services, Inc.
Portfolio Manager
Laura Kellen Beebe                                      Portfolio Manager, FBL Investment Advisory Services, Inc.
Portfolio Manager

------------------------
* The principal business address of all of the persons listed above is 5400 University Avenue, West Des Moines, Iowa 50266.

ITEM 30.  LOCATION BOOKS AND RECORDS

All of the accounts, books, records or other documents required to be kept by
Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by the Company at 5400 University Avenue, West Des Moines, Iowa 50266.

ITEM 31.  MANAGEMENT SERVICES

All management contracts are discussed in Part A or Part B of this registration statement.

ITEM 32.  UNDERTAKINGS AND REPRESENTATIONS

    (a) The registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for as long as purchase payments under the contracts offered herein are being accepted.

    (b) The registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of additional information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove and send to the Company for a statement of additional information.

    (c) The registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request to the Company at the address or phone number listed in the prospectus.

    (d) The Company represents that in connection with its offering of the contracts as funding vehicles for retirement plans meeting the requirements of
Section 403(b) of the Internal Revenue Code of 1986, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that paragraphs numbered (1) through (4) of that letter will be complied with.

    (e) The Company represents that the aggregate charges under the Contracts are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Company.

                                   SIGNATURES

    As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Farm Bureau Life Annuity Account II has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of West Des Moines, State of Iowa, on the 6th day of January, 1998.

                                          Farm Bureau Life Insurance Company
                                          Farm Bureau Life Annuity Account II

                                          By:      /s/ EDWARD M. WIEDERSTEIN

                                             -----------------------------------
                                                    Edward M. Wiederstein
                                                         PRESIDENT
                                             Farm Bureau Life Insurance Company

                                          Attest:      /s/ RICHARD D. HARRIS

                                               ---------------------------------
                                                       Richard D. Harris
                                                  SENIOR VICE PRESIDENT AND
                                                       SECRETARY-TREASURER
                                                  Farm Bureau Life Insurance
                                                             Company

    As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the dates set forth below.

             SIGNATURE                         TITLE                  DATE
-----------------------------------  -------------------------  ----------------

     /s/ EDWARD M. WIEDERSTEIN       President and Director
-----------------------------------   [Principal Executive      January 6, 1998
       Edward M. Wiederstein          Officer]

                                     Senior Vice President and
       /s/ RICHARD D. HARRIS          Secretary-Treasurer
-----------------------------------   [Principal Financial      January 6, 1998
         Richard D. Harris            Officer]

        /s/ JAMES W. NOYCE           Chief Financial Officer
-----------------------------------   [Principal Accounting     January 6, 1998
          James W. Noyce              Officer]

         /s/ CRAIG A. LANG
-----------------------------------  Vice President and         January 6, 1998
           Craig A. Lang              Director

-----------------------------------  Director
         Kenneth R. Ashby*

       /s/ AL CHRISTOPHERSON
-----------------------------------  Director                   January 6, 1998
         Al Christopherson

       /s/ ERNEST A. GLIENKE
-----------------------------------  Director                   January 6, 1998
         Ernest A. Glienke

      /s/ PHILIP A. HEMESATH
-----------------------------------  Director                   January 6, 1998
        Philip A. Hemesath

         /s/ CRAIG D. HILL
-----------------------------------  Director                   January 6, 1998
           Craig D. Hill

             SIGNATURE                         TITLE                  DATE
-----------------------------------  -------------------------  ----------------

       /s/ DANIEL L. JOHNSON
-----------------------------------  Director                   January 6, 1998
         Daniel L. Johnson

-----------------------------------  Director
        Richard G. Kjerstad

       /s/ LINDSAY D. LARSON
-----------------------------------  Director                   January 6, 1998
         Lindsey D. Larson

       /s/ DAVID R. MACHACEK
-----------------------------------  Director                   January 6, 1998
         David R. Machacek

       /s/ DONALD O. NARIGON
-----------------------------------  Director                   January 6, 1998
         Donald O. Narigon

-----------------------------------  Director
          Bryce P. Neidig

       /s/ CHARLES E. NORRIS
-----------------------------------  Director                   January 6, 1998
         Charles E. Norris

-----------------------------------  Director
          Keith R. Olsen

-----------------------------------  Director
        Bennett M. Osmonson

-----------------------------------  Director
         Howard D. Poulson

       /s/ SALLY A. PUTTMANN
-----------------------------------  Director                   January 6, 1998
         Sally A. Puttmann

      /s/ BEVERLY L. SCHNEPEL
-----------------------------------  Director                   January 6, 1998
        Beverly L. Schnepel

-----------------------------------  Director
          F. Gary Steiner

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, Farm Bureau Life Annuity Account II, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of West Des Moines, State of Iowa, on the 6th day of January, 1998.

                                          Farm Bureau Life Annuity Account II
                                          (Registrant)

                                          By: Farm Bureau Life Insurance Company
                                             (Depositor)

                                          By:      /s/ EDWARD M. WIEDERSTEIN

                                             -----------------------------------
                                                    Edward M. Wiederstein
                                                         PRESIDENT
                                             Farm Bureau Life Insurance Company

                                 EXHIBIT INDEX

         1   Certified resolution of the board of directors of Farm Bureau Life Insurance Company establishing Farm Bureau Life Annuity Account II.

       4(a)  Contract Form.

       6(a)  Articles of Incorporation of the Company.

       6(b)  By-Laws of the Company.

         9   Opinion and Consent of Stephen M. Morain, Esquire.

      10(c)  Opinion and Consent of Christopher G. Daniels, FSA, MSAA, Life Product Development and
              Pricing Vice President.

        14   Powers of Attorney.